| Form 1 Page 1 Execution Page | UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed (MM/DD/YY): 6/28/18 | OFFICIAL USE ONLY |

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applica would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☑ AMENDMENT

1. State the name of the applicant: Nasdaq ISE, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   One Liberty Plaza, New York, NY 10006

3. Provide the applicant's mailing address (if different):

   Office of General Counsel

   805 King Farm Blvd., Rockville, MD 20850

4. Provide the applicant's business telephone and facsimile number:

   Phone: 301-978-8400 / Fax: 301-978-8472

   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Angela Dunn   Principal Associate General Counsel   215-496-5692

   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Edward S. Knight

   805 King Farm Blvd.

   Rockville, MD 20850

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☑ Limited Liability Company   ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 11/16/2004 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/28/18 (MM/DD/YY)

By: _____ (Signature)

JOAN CONLEY FOR NASDAQ ISE, LLC

JOAN C. CONLEY, SVP, CORPORATE (Printed Name and Title)

(Name of applicant)

Subscribed and sworn before me this 28th day of June, 2018 by _____ (Notary Public)

My Commission expires July 16, 2020 County of Montgomery State of Maryland

PAMELA A. ROULETTE NOTARY PUBLIC MY COMMISSION EXPIRES JULY 16, 2020 MONTGOMERY COUNTY MD

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.



805 KING FARM BLVD.
ROCKVILLE, MD 20850

June 28, 2018

Via Overnight Mail

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision
100 F Street, N.E.
Washington, DC 20549

Re: Form 1 – Amendments of June 28, 2018

Dear Sir of Madam:

Pursuant to Rule 6a-2 under the Securities Exchange Act of 1934, Nasdaq ISE, LLC submits its annual amendment to Form 1. If you have any questions, please call me at 1-301-978-8497 or Jonathan Cayne at 1-301-978-8493.

Sincerely,

John M. Yetter
Vice President and Deputy General Counsel

Nasdaq ISE, LLC

EXHIBITS

Exhibit A   Articles of Incorporation, By-Laws, and Rules

The information is available at **http://nasdaqISE.cchwallstreet.com**. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit B   All Written Rulings, Settled Practices having the effects of Rules and Interpretations.

The information is available at **http://nasdaqISE.cchwallstreet.com**. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit C   Subsidiaries and Affiliates of the Exchange (as of 6/28/2018)

All information required under Exhibit C for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit C and is kept up-to-date and available to the Commission and the public upon request. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit D   Financial Statements for each Subsidiary and Affiliate of the Exchange (as of 6/28/2018)

The unconsolidated financial statements for the latest fiscal year that is required under Exhibit D for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit D and is kept up-to-date and available to the Commission and the public upon request.

Exhibit E   Operation of Electronic Trading System

Not applicable.

Exhibit F   Forms: Membership and Member

The information is available at **http://business.nasdaq.com/trade/US-Options/ISE.html**. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit G   Forms: Financial Statements, Reports, or Questionnaires

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit H   Forms: Company Listings

No applicable.

Exhibit I   Financial Statement of Exchange

The audited financial statements for Nasdaq ISE, LLC are attached. The audited financial statements contained in the Form 10-K for Nasdaq, Inc. for the fiscal year ended December 31, 2017 are attached and are available at https://www.sec.gov/Archives/edgar/data/1120193/000112019318000000 3/ndaq1231201710-k.htm.

Exhibit J   List of Officers, Governors, and Members of Standing Committees

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit K   List of Shareholders or Partners of the Exchange

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Nasdaq, Inc. is the sole shareholder of Nasdaq ISE, LLC, a Delaware corporation. All additional information required under Exhibit K for Nasdaq, Inc. can be found in the Amendments to Form 1 filed separately by The Nasdaq Stock Market, LLC. Nasdaq ISE, LLC certifies that the information required under Exhibit K is kept up-to-date and is available to the Commission and the public upon request.

Exhibit L   Membership Criteria.

The information is available at http://www.nasdaqtrader.com/Trader.aspx?id=membership. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit M   Membership Information

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit N   Schedule of Securities

This information is kept up-to-date and available to the Commission and the public upon request.

Nasdaq ISE, LLC

FORM 1 – Amendment of June 28, 2018

EXHIBIT C

Subsidiaries and Affiliates of the Exchange[1]

U.S. Entities

1. A.S.A.P. Advisor Services, Inc.
2. BoardVantage, Inc.
3. Boston Stock Exchange Clearing Corporation
4. BWise Internal Control, Inc.
5. Channel Capital Group Inc.
6. Consolidated Securities Source LLC
7. Content Services, LLC
8. Curzon Street Acquisition, LLC
9. Dianum, LLC (sold in 2018)
10. Directors Desk, LLC
11. Dorsey, Wright & Associates, LLC
12. ETC Acquisition Corp.
13. eVestment Alliance Holdings, Inc.
14. eVestment Alliance Holdings, LLC
15. eVestment Alliance, LLC
16. eVestment, Inc.
17. ExactEquity, LLC
18. Execution Access, LLC
19. FinQloud LLC
20. FINRA/NASDAQ Trade Reporting Facility LLC
21. FTEN, Inc.
22. Fundspire, Inc.
23. Global Network Content Services, LLC
24. GlobeNewswire, Inc.
25. GraniteBlock, Inc.
26. Granite Redux, Inc.
27. Inet Futures Exchange, LLC
28. International Securities Exchange Holdings, Inc.
29. ISE ETF Ventures LLC
30. Kleos Managed Services Holdings, LLC
31. Kleos Managed Services, L.P.
32. Longitude LLC
33. Marketwire, Inc. (sold in 2018)
34. MW Holdco (2006) Inc. (sold in 2018)
35. Nasdaq BX, Inc.
36. Nasdaq Capital Markets Advisory LLC
37. Nasdaq Commodities Clearing LLC
38. Nasdaq Corporate Services, LLC
39. Nasdaq Corporate Solutions, LLC
40. NASDAQ Energy Futures, LLC
41. Nasdaq Execution Services, LLC

---

[1] This list does not include not-for-profit entities or branches of any of the subsidiaries or affiliates.

42. NASDAQ Futures, Inc.
43. Nasdaq GEMX, LLC
44. NASDAQ Global, Inc.
45. Nasdaq, Inc.
46. Nasdaq Information, LLC
47. Nasdaq International Market Initiatives, Inc.
48. Nasdaq MRX, LLC
49. NASDAQ OMX BX Equities LLC
50. NASDAQ OMX (San Francisco) Insurance LLC
51. Nasdaq PHLX LLC
52. Nasdaq Technology Services, LLC
53. Norway Acquisition LLC
54. NPM Securities, LLC
55. Operations & Compliance Network, LLC
56. Public Plan IQ Limited Liability Company
57. SecondMarket Labs, LLC
58. SecondMarket Solutions, Inc.
59. SMTX, LLC
60. Strategic Financial Solutions, LLC
61. Sybenetix Inc.
62. The Nasdaq Options Market LLC
63. The NASDAQ Private Market, LLC
64. The Nasdaq Stock Market LLC
65. The Options Clearing Corporation
66. The Stock Clearing Corporation of Philadelphia
67. U.S. Exchange Holdings, Inc.

Non-U.S. Entities

1. 2157971 Ontario Ltd
2. AB "Lietuvos centrinis vertybinių popierių depozitoriumas" (dissolved in 2017)
3. AB Nasdaq Vilnius
4. AS eCSD Expert
5. AS Eesti Väärtpaberikeskus (dissolved in 2017)
6. AS Latvijas Centralais depozitarijs (dissolved in 2017)
7. AS Pensionikeskus
8. BoardVantage (HK) Limited
9. BoardVantage (UK) Limited
10. BoardVantage Singapore Pte. Limited
11. BWise Beheer B.V.
12. BWise B.V.
13. BWise Germany GmbH
14. BWISE Holding B.V.
15. Clearing Control CC AB
16. Curzon Street Holdings Limited
17. Egypt for Information Dissemination Company
18. Eignarhaldsfelagid Verdbrefathing hf.
19. Ensoleillement Inc.

20. eVestment Alliance Australia Pty Ltd
21. eVestment Alliance Hong Kong Limited
22. eVestment Alliance (UK) Limited
23. Farm Church Holdings ULC (dissolved in 2017)
24. Hugin AS (dissolved in 2017)
25. Indxis Limited
26. LLC "SYBENETIX UKRAINE"
27. Longitude S.A.
28. Marketwire China Holding (HK) Ltd.
29. Marketwired UK Ltd (sold in 2018)
30. Nasdaq AB
31. Nasdaq (Asia Pacific) Pte. Ltd.
32. Nasdaq Australia Holding Pty Ltd
33. Nasdaq Broker Services AB
34. Nasdaq Canada Inc.
35. Nasdaq Clearing AB
36. Nasdaq Copenhagen A/S
37. Nasdaq Corporate Solutions Canada ULC (sold in 2018)
38. Nasdaq Corporate Solutions (India) Private Limited
39. Nasdaq Corporate Solutions International Limited
40. Nasdaq CSD Iceland hf.
41. Nasdaq CSD SE
42. Nasdaq CXC Limited
43. Nasdaq Exchange and Clearing Services AB
44. Nasdaq France SAS
45. Nasdaq Germany GmbH
46. Nasdaq Helsinki Ltd
47. Nasdaq Holding AB
48. Nasdaq Holding Denmark A/S
49. Nasdaq Holding Luxembourg Sárl
50. Nasdaq Iceland hf.
51. Nasdaq International Limited
52. Nasdaq Korea Ltd.
53. Nasdaq Limited
54. Nasdaq NLX Limited
55. Nasdaq Nordic Ltd
56. NASDAQ OMX Europe Ltd
57. Nasdaq Oslo ASA
58. Nasdaq Pty Ltd
59. Nasdaq Riga, AS
60. Nasdaq Stockholm AB
61. Nasdaq Tallinn AS
62. Nasdaq Technology AB
63. Nasdaq Technology Canada Inc.
64. Nasdaq Technology Energy Systems AS
65. Nasdaq Technology Italy Srl
66. Nasdaq Technology (Japan) Ltd
67. Nasdaq Teknoloji Servisi Limited Sirketi

68. Nasdaq Treasury AB
69. Nasdaq Vilnius Services UAB
70. OMX Netherlands B.V.
71. OMX Netherlands Holding B.V.
72. OMX Treasury Euro AB
73. OMX Treasury Euro Holding AB
74. PerTrac Financial Solutions Hong Kong Limited
75. Shareholder.com B.V.
76. SMARTS (Asia) Ltd
77. SMARTS Broker Compliance Pty Ltd
78. SMARTS Market Surveillance Pty Ltd
79. Sybenetix Limited
80. TopQ Software Limited
81. TOM Broker B.V. (exited our investment in 2017)
82. TOM B.V. (exited our investment in 2017)
83. TOM Holding N.V. (exited our investment in 2017)
84. Whittaker & Garnier Limited

Nasdaq ISE, LLC

FORM 1 – Amendment of June 28, 2018

EXHIBIT D

Nasdaq, Inc.
Unconsolidated Balance Sheet -The NASDAQ Stock Market LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	284
Investments	10
Total Receivables - Net	115,657
Current Restricted Cash	-
Other Current Assets	349,946
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**465,898**
Long Term Assets:	
Total Property and Equipment - Net	75,735
Goodwill	923,564
Other Intangibles	11,751
Non Current Deferred Taxes	13,716
Other Long Term Assets	35,956
Total Long Term Assets	**1,060,722**
Total Assets	**1,526,620**
LIABILITIES	
Total AP and Accrued Expenses	19,572
SEC 31a Payable to the SEC	92,945
Accrued Personnel Costs	35,875
Deferred Revenue	30,062
Current Portion Capital Leases	-
Other Accrued Liabilities	41,012
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**219,466**
Total Long Term Debt	-
Non Current Deferred Tax Liability	55,143
Non-current deferred revenue	40,295
All Other Long Term Liabilities	4,569
Long Term Liabilities	**100,007**
Total Liabilities	**319,472**

EQUITY

Common Stock Total	27
Common Stock in Treasury Total	-
Additional Paid in Capital	906,830,568
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	300,317,323
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,207,148**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,207,148**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,526,620**

Nasdaq, Inc.
Unconsolidated Statement of Income -The NASDAQ Stock Market LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	1,258,002
Corporate Services	197,216
Global Information Services	221,266
Market Technology Revenues	6,994
Other Revenues	27,845
Total Revenues	**1,711,323**
COST OF REVENUES	
Liquidity Rebates	**(726,154)**
Brokerage, Clearance and Exchange Fees	**(283,599)**
Total Cost of Revenues	**(1,009,753)**
Revenues less Cost of Revenues	**701,571**
Operating Expenses:	
Compensation and Benefits	121,337
Marketing and Advertising	13,876
Depr and Amortization	35,998
Professional and Contract Services	15,066
Computer Ops and Data Communication	53,718
Occupancy	14,532
Regulatory	8,460
General Administrative and Other	32,778
Merger Related Expenses Total	908
Total Operating Expenses	**296,671**
Operating Income	**404,899**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**404,899**
Income Tax Provisions	**142,397**
Net Income	**262,502**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	262,502

Nasdaq, Inc.
Unconsolidated Balance Sheet -A.S.A.P. Advisor Services, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	87
Investments	-
Total Receivables - Net	5,400
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**5,487**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	20,841
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**20,841**
Total Assets	**26,328**
LIABILITIES	
Total AP and Accrued Expenses	26,769
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	67
Deferred Revenue	103
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**26,939**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**26,939**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	156
Total Retained Earnings	(611,151)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	(611)
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	(611)
Total Liabilities Non Controlling Interest and Stockholders Equity	26,328

Nasdaq, Inc.
Unconsolidated Statement of Income -A.S.A.P. Advisor Services, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	102
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**102**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**102**
Operating Expenses:	
Compensation and Benefits	1,063
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	70
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	16
Merger Related Expenses Total	0
Total Operating Expenses	**1,149**
Operating Income	**(1,046)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(1,046)
Income Tax Provisions	**(435)**
Net Income	**(611)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	(611)

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	256
Investments	-
Total Receivables - Net	10,441
Current Restricted Cash	-
Other Current Assets	19,051
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**29,748**
Long Term Assets:	
Total Property and Equipment - Net	4,427
Goodwill	140,412
Other Intangibles	94,760
Non Current Deferred Taxes	4,596
Other Long Term Assets	460
Total Long Term Assets	**244,655**
Total Assets	**274,403**
LIABILITIES	
Total AP and Accrued Expenses	784
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,724
Deferred Revenue	22,026
Current Portion Capital Leases	-
Other Accrued Liabilities	(84)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**24,450**
Total Long Term Debt	-
Non Current Deferred Tax Liability	26,050
Non-current deferred revenue	1,508
All Other Long Term Liabilities	2,480
Long Term Liabilities	**30,038**
Total Liabilities	**54,488**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	196,516,278
Accumulated Other Comprehensive Income/(Loss)	(1,258)
Total Retained Earnings	23,399,592
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**219,915**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**219,915**
Total Liabilities Non Controlling Interest and Stockholders Equity	**274,403**

Nasdaq, Inc.
Unconsolidated Statement of Income -BoardVantage, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	46,890
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**46,890**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**46,890**
Operating Expenses:	
Compensation and Benefits	10,340
Marketing and Advertising	36
Depr and Amortization	9,811
Professional and Contract Services	2,004
Computer Ops and Data Communication	1,616
Occupancy	1,978
Regulatory	0
General Administrative and Other	2,501
Merger Related Expenses Total	347
Total Operating Expenses	**28,634**
Operating Income	**18,256**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	80
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	18,336
Income Tax Provisions	**(4,947)**
Net Income	**23,283**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**23,283**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	57
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	17
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**74**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	1,400
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**1,400**
Total Assets	**1,474**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(59)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**(59)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	366
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**366**
Total Liabilities	**307**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,204,434
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(1,037,030)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,167**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,167**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,474**

Nasdaq, Inc.
Unconsolidated Statement of Income -Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	2
Merger Related Expenses Total	0
Total Operating Expenses	**2**
Operating Income	**(2)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(2)
Income Tax Provisions	**(193)**
Net Income	**191**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	191

Nasdaq, Inc.
Unconsolidated Balance Sheet -BWise Internal Control, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	5,079
Investments	-
Total Receivables - Net	3,192
Current Restricted Cash	-
Other Current Assets	(3,094)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**5,177**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(79)
Other Long Term Assets	-
Total Long Term Assets	**(79)**
Total Assets	**5,098**
LIABILITIES	
Total AP and Accrued Expenses	439
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	761
Deferred Revenue	3,171
Current Portion Capital Leases	-
Other Accrued Liabilities	(824)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**3,546**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(2)
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(2)**
Total Liabilities	**3,544**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(2,314,672)
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	3,868,306
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,554**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,554**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,098**

Nasdaq, Inc.
Unconsolidated Statement of Income -BWise Internal Control, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	(1)
Corporate Services	12,185
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**12,185**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**12,185**
Operating Expenses:	
Compensation and Benefits	5,602
Marketing and Advertising	227
Depr and Amortization	0
Professional and Contract Services	3,477
Computer Ops and Data Communication	98
Occupancy	594
Regulatory	0
General Administrative and Other	373
Merger Related Expenses Total	0
Total Operating Expenses	**10,371**
Operating Income	**1,814**
Total Interest Income	0
Total Interest Expense	(31)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,783
Income Tax Provisions	**609**
Net Income	**1,174**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,174**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Channel Capital Group Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	248
Investments	-
Total Receivables - Net	2,094
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**2,342**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	288
Other Intangibles	593
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**881**
Total Assets	**3,223**
LIABILITIES	
Total AP and Accrued Expenses	2,994
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	(1)
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**2,993**
Total Long Term Debt	-
Non Current Deferred Tax Liability	155
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**155**
Total Liabilities	**3,148**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	59
Total Retained Earnings	75,078
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**75**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**75**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,223**

Nasdaq, Inc.
Unconsolidated Statement of Income -Channel Capital Group Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	2
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**2**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**2**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	7
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**7**
Operating Income	**(4)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(4)
Income Tax Provisions	(79)
Net Income	75
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	75

Nasdaq, Inc.
Unconsolidated Balance Sheet -Consolidated Securities Source LLC
(in thousands, unaudited)

Notes: No data in 2017

Nasdaq, Inc.
Unconsolidated Balance Sheet -Content Services, LLC
(in thousands, unaudited)

Notes: No data in 2017

Nasdaq, Inc.
Unconsolidated Balance Sheet -Curzon Street Acquisition, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	6
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	6
Total Assets	6
LIABILITIES	
Total AP and Accrued Expenses	6
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	6
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	6

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	-
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	-
Total Liabilities Non Controlling Interest and Stockholders Equity	6

Nasdaq, Inc.
Unconsolidated Statement of Income -Curzon Street Acquisition, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Dianum, LLC
(in thousands, unaudited)

Notes: sold in 2018

Nasdaq, Inc.
Unconsolidated Balance Sheet -Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	1,980
Current Restricted Cash	-
Other Current Assets	52,761
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**54,741**
Long Term Assets:	
Total Property and Equipment - Net	11
Goodwill	6,573
Other Intangibles	432
Non Current Deferred Taxes	43
Other Long Term Assets	-
Total Long Term Assets	**7,060**
Total Assets	**61,800**
LIABILITIES	
Total AP and Accrued Expenses	85
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	7,268
Current Portion Capital Leases	-
Other Accrued Liabilities	29
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**7,382**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,187
Non-current deferred revenue	67
All Other Long Term Liabilities	556
Long Term Liabilities	**1,809**
Total Liabilities	**9,191**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,580,758
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	48,028,514
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**52,609**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**52,609**
Total Liabilities Non Controlling Interest and Stockholders Equity	**61,800**

Nasdaq, Inc.
Unconsolidated Statement of Income -Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	19,479
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**19,479**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**19,479**
Operating Expenses:	
Compensation and Benefits	5
Marketing and Advertising	0
Depr and Amortization	61
Professional and Contract Services	23
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	291
Merger Related Expenses Total	0
Total Operating Expenses	**380**
Operating Income	**19,100**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	19,100
Income Tax Provisions	**6,627**
Net Income	**12,473**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	12,473

Nasdaq, Inc.
Unconsolidated Balance Sheet -Dorsey, Wright & Associates, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	202
Investments	100
Total Receivables - Net	3,312
Current Restricted Cash	-
Other Current Assets	61,345
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**64,960**
Long Term Assets:	
Total Property and Equipment - Net	825
Goodwill	82,417
Other Intangibles	132,765
Non Current Deferred Taxes	-
Other Long Term Assets	42
Total Long Term Assets	**216,049**
Total Assets	**281,008**
LIABILITIES	
Total AP and Accrued Expenses	594
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,808
Deferred Revenue	36
Current Portion Capital Leases	-
Other Accrued Liabilities	154
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**2,592**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	296
All Other Long Term Liabilities	0
Long Term Liabilities	**296**
Total Liabilities	**2,887**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	226,389,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	51,732,012
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**278,121**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**278,121**
Total Liabilities Non Controlling Interest and Stockholders Equity	**281,008**

Nasdaq, Inc.
Unconsolidated Statement of Income -Dorsey, Wright & Associates, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	(19)
Corporate Services	0
Global Information Services	26,767
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**26,748**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**26,748**
Operating Expenses:	
Compensation and Benefits	3,711
Marketing and Advertising	232
Depr and Amortization	3,009
Professional and Contract Services	2,356
Computer Ops and Data Communication	1,304
Occupancy	136
Regulatory	0
General Administrative and Other	1,213
Merger Related Expenses Total	0
Total Operating Expenses	**11,959**
Operating Income	**14,789**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	14,789
Income Tax Provisions	**0**
Net Income	**14,789**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	14,789

Nasdaq, Inc.
Unconsolidated Balance Sheet -ETC Acquisition Corp.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	4,164
Current Restricted Cash	-
Other Current Assets	88
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**4,253**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	**4,253**
LIABILITIES	
Total AP and Accrued Expenses	5
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**5**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	**5**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,159,395
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	88,669
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**4,248**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,248**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,253**

Nasdaq, Inc.
Unconsolidated Statement of Income -ETC Acquisition Corp.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	75
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**75**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**75**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**75**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	75
Income Tax Provisions	**32**
Net Income	**43**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**43**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	86,841
Current Restricted Cash	-
Other Current Assets	59
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**86,901**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	107,156
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	432,030
Total Long Term Assets	**539,185**
Total Assets	**626,086**
LIABILITIES	
Total AP and Accrued Expenses	194,006
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	96
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**194,102**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(5)
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(5)**
Total Liabilities	**194,097**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	432,029,818
Accumulated Other Comprehensive Income/(Loss)	28,936
Total Retained Earnings	(69,963)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**431,989**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**431,989**
Total Liabilities Non Controlling Interest and Stockholders Equity	**626,086**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	(113)
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**(113)**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**(113)**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	3
Merger Related Expenses Total	0
Total Operating Expenses	**3**
Operating Income	**(116)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(116)
Income Tax Provisions	**(46)**
Net Income	**(70)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(70)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	432,030
Total Long Term Assets	**432,030**
Total Assets	**432,030**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	432,029,818
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**432,030**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**432,030**
Total Liabilities Non Controlling Interest and Stockholders Equity	**432,030**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	10,575
Investments	-
Total Receivables - Net	285,965
Current Restricted Cash	-
Other Current Assets	1,547
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**298,087**
Long Term Assets:	
Total Property and Equipment - Net	6,888
Goodwill	68,175
Other Intangibles	284,899
Non Current Deferred Taxes	5,605
Other Long Term Assets	68
Total Long Term Assets	**365,636**
Total Assets	**663,723**
LIABILITIES	
Total AP and Accrued Expenses	137,658
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,205
Deferred Revenue	30,324
Current Portion Capital Leases	-
Other Accrued Liabilities	294
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**172,481**
Total Long Term Debt	-
Non Current Deferred Tax Liability	75,693
Non-current deferred revenue	-
All Other Long Term Liabilities	10,118
Long Term Liabilities	**85,811**
Total Liabilities	**258,292**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	378,434,730
Accumulated Other Comprehensive Income/(Loss)	26,389
Total Retained Earnings	26,969,541
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**405,431**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**405,431**
Total Liabilities Non Controlling Interest and Stockholders Equity	**663,723**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	5,067
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**5,067**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**5,067**
Operating Expenses:	
Compensation and Benefits	8,473
Marketing and Advertising	131
Depr and Amortization	3,441
Professional and Contract Services	490
Computer Ops and Data Communication	793
Occupancy	394
Regulatory	0
General Administrative and Other	559
Merger Related Expenses Total	3,501
Total Operating Expenses	**17,781**
Operating Income	**(12,715)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(12,715)
Income Tax Provisions	**(39,684)**
Net Income	**26,970**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	26,970

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	4,386
Investments	-
Total Receivables - Net	24,418
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**28,804**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	237,390
Other Intangibles	25,850
Non Current Deferred Taxes	-
Other Long Term Assets	484,100
Total Long Term Assets	**747,340**
Total Assets	**776,144**
LIABILITIES	
Total AP and Accrued Expenses	829
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**829**
Total Long Term Debt	-
Non Current Deferred Tax Liability	6,880
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**6,880**
Total Liabilities	**7,709**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	765,405,709
Accumulated Other Comprehensive Income/(Loss)	(772)
Total Retained Earnings	3,029,607
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**768,435**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**768,435**
Total Liabilities Non Controlling Interest and Stockholders Equity	**776,144**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	550
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**550**
Operating Income	**(550)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(550)
Income Tax Provisions	**(3,580)**
Net Income	**3,030**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**3,030**

Nasdaq, Inc.
Unconsolidated Balance Sheet -ExactEquity, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	1,544
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**1,544**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,861
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**1,861**
Total Assets	**3,405**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	0
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**0**
Total Long Term Debt	-
Non Current Deferred Tax Liability	123
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**123**
Total Liabilities	**123**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,000,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	281,732
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**3,282**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,282**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,405**

Nasdaq, Inc.
Unconsolidated Statement of Income -ExactEquity, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	145
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**145**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**145**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	15
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	11
Merger Related Expenses Total	374
Total Operating Expenses	**400**
Operating Income	**(255)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(255)
Income Tax Provisions	**(164)**
Net Income	**(91)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(91)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Execution Access, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	48,218
Investments	-
Total Receivables - Net	811
Current Restricted Cash	250
Other Current Assets	19,025
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**68,304**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(185)
Other Long Term Assets	-
Total Long Term Assets	**(185)**
Total Assets	**68,119**
LIABILITIES	
Total AP and Accrued Expenses	437
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	235
Deferred Revenue	333
Current Portion Capital Leases	-
Other Accrued Liabilities	4,300
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**5,305**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(1)
Non-current deferred revenue	-
All Other Long Term Liabilities	192
Long Term Liabilities	**191**
Total Liabilities	**5,496**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	50,855,255
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	11,768,047
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**62,623**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**62,623**
Total Liabilities Non Controlling Interest and Stockholders Equity	**68,119**

Nasdaq, Inc.
Unconsolidated Statement of Income -Execution Access, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	29,846
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**29,846**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(2,968)**
Total Cost of Revenues	**(2,968)**
Revenues less Cost of Revenues	**26,878**
Operating Expenses:	
Compensation and Benefits	960
Marketing and Advertising	6
Depr and Amortization	0
Professional and Contract Services	442
Computer Ops and Data Communication	339
Occupancy	181
Regulatory	53
General Administrative and Other	940
Merger Related Expenses Total	0
Total Operating Expenses	**2,923**
Operating Income	**23,954**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	23,954
Income Tax Provisions	**9,576**
Net Income	**14,378**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**14,378**

Nasdaq, Inc.
Unconsolidated Balance Sheet -FinQloud LLC
(in thousands, unaudited)

Notes: not in HFM - not a fully owned entity FinQloud LLC
(formerly Urban Labs LLC)

Nasdaq, Inc.
Unconsolidated Balance Sheet -FINRA/NASDAQ Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	9,875
Current Restricted Cash	-
Other Current Assets	58,547
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**68,422**
Long Term Assets:	
Total Property and Equipment - Net	1,242
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	5
Other Long Term Assets	-
Total Long Term Assets	**1,247**
Total Assets	**69,668**
LIABILITIES	
Total AP and Accrued Expenses	1,788
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	1,050
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**2,837**
Total Long Term Debt	-
Non Current Deferred Tax Liability	324
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**324**
Total Liabilities	**3,162**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,000,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	62,506,568
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**66,507**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**66,507**
Total Liabilities Non Controlling Interest and Stockholders Equity	**69,668**

Nasdaq, Inc.
Unconsolidated Statement of Income -FINRA/NASDAQ Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	21,119
Corporate Services	0
Global Information Services	10,930
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**32,049**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**32,049**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	25
Depr and Amortization	250
Professional and Contract Services	1,414
Computer Ops and Data Communication	127
Occupancy	0
Regulatory	11,027
General Administrative and Other	356
Merger Related Expenses Total	0
Total Operating Expenses	**13,199**
Operating Income	**18,850**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**18,850**
Income Tax Provisions	**7,745**
Net Income	**11,105**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**11,105**

Nasdaq, Inc.
Unconsolidated Balance Sheet -FTEN, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	3,530
Current Restricted Cash	-
Other Current Assets	147,881
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**151,410**
Long Term Assets:	
Total Property and Equipment - Net	1,958
Goodwill	585,835
Other Intangibles	54,959
Non Current Deferred Taxes	970
Other Long Term Assets	52,649
Total Long Term Assets	**696,370**
Total Assets	**847,781**
LIABILITIES	
Total AP and Accrued Expenses	507
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	237
Deferred Revenue	165
Current Portion Capital Leases	-
Other Accrued Liabilities	1,727
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**2,636**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(140,607)
Non-current deferred revenue	-
All Other Long Term Liabilities	182
Long Term Liabilities	**(140,426)**
Total Liabilities	**(137,790)**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,446,197,690
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(460,626,803)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**985,571**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**985,571**
Total Liabilities Non Controlling Interest and Stockholders Equity	**847,781**

Nasdaq, Inc.
Unconsolidated Statement of Income -FTEN, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	(1,965)
Corporate Services	0
Global Information Services	0
Market Technology Revenues	18,185
Other Revenues	12
Total Revenues	**16,232**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**3**
Total Cost of Revenues	**3**
Revenues less Cost of Revenues	**16,235**
Operating Expenses:	
Compensation and Benefits	1,125
Marketing and Advertising	0
Depr and Amortization	10,977
Professional and Contract Services	2,214
Computer Ops and Data Communication	4,181
Occupancy	419
Regulatory	0
General Administrative and Other	1,600
Merger Related Expenses Total	0
Total Operating Expenses	**20,516**
Operating Income	**(4,281)**
Total Interest Income	7
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(4,274)
Income Tax Provisions	**62,970**
Net Income	**(67,244)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(67,244)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Fundspire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	100
Investments	-
Total Receivables - Net	1,337
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**1,437**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**1,437**
LIABILITIES	
Total AP and Accrued Expenses	1,422
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**1,422**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,422**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	15,545
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(61)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**15**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**15**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,437**

Nasdaq, Inc.
Unconsolidated Statement of Income -Fundspire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**(0)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(0)
Income Tax Provisions	(0)
Net Income	(0)
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	(0)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Global Network Content Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	565
Investments	-
Total Receivables - Net	25
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**590**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**590**
LIABILITIES	
Total AP and Accrued Expenses	7
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	312
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**319**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**319**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	180,213
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	90,981
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**271**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**271**
Total Liabilities Non Controlling Interest and Stockholders Equity	**590**

Nasdaq, Inc.
Unconsolidated Statement of Income -Global Network Content Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**243**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	155
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**155**
Operating Income	**88**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**88**
Income Tax Provisions	**38**
Net Income	**50**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**50**

Nasdaq, Inc.
Unconsolidated Balance Sheet -GlobeNewswire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	(0)
Current Restricted Cash	-
Other Current Assets	57,387
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**57,386**
Long Term Assets:	
Total Property and Equipment - Net	342
Goodwill	12,684
Other Intangibles	-
Non Current Deferred Taxes	0
Other Long Term Assets	-
Total Long Term Assets	**13,026**
Total Assets	**70,412**
LIABILITIES	
Total AP and Accrued Expenses	30
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	3,629
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**3,661**
Total Long Term Debt	-
Non Current Deferred Tax Liability	41
Non-current deferred revenue	-
All Other Long Term Liabilities	98
Long Term Liabilities	**139**
Total Liabilities	**3,799**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	13,653,376
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	52,959,726
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**66,613**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**66,613**
Total Liabilities Non Controlling Interest and Stockholders Equity	**70,412**

Nasdaq, Inc.
Unconsolidated Statement of Income -GlobeNewswire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	5
Marketing and Advertising	0
Depr and Amortization	226
Professional and Contract Services	1
Computer Ops and Data Communication	3
Occupancy	19
Regulatory	0
General Administrative and Other	107
Merger Related Expenses Total	0
Total Operating Expenses	**362**
Operating Income	**(362)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(362)
Income Tax Provisions	**(149)**
Net Income	**(213)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(213)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -GraniteBlock, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	8,556
Other Intangibles	-
Non Current Deferred Taxes	0
Other Long Term Assets	33,238
Total Long Term Assets	**41,793**
Total Assets	**41,793**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	2,518
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**2,518**
Total Long Term Debt	-
Non Current Deferred Tax Liability	5,888
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**5,888**
Total Liabilities	**8,406**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	33,237,617
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	149,353
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**33,387**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**33,387**
Total Liabilities Non Controlling Interest and Stockholders Equity	**41,793**

Nasdaq, Inc.
Unconsolidated Statement of Income -GraniteBlock, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**0**
Income Tax Provisions	**(2,453)**
Net Income	**2,453**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,453**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Granite Redux, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	19,841
Other Intangibles	-
Non Current Deferred Taxes	340
Other Long Term Assets	88,784
Total Long Term Assets	**108,964**
Total Assets	**108,964**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	4,104
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**4,104**
Total Long Term Debt	-
Non Current Deferred Tax Liability	15,728
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**15,728**
Total Liabilities	**19,832**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	88,783,529
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	348,467
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**89,132**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**89,132**
Total Liabilities Non Controlling Interest and Stockholders Equity	**108,964**

Nasdaq, Inc.
Unconsolidated Statement of Income -Granite Redux, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	(6,502)
Net Income	6,502
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	6,502

Nasdaq, Inc.
Unconsolidated Balance Sheet -Inet Futures Exchange, LLC
(in thousands, unaudited)

Notes: No data in 2017

Nasdaq, Inc.
Unconsolidated Balance Sheet -International Securities Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	(4,540)
Current Restricted Cash	-
Other Current Assets	(13,658)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**(18,198)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	549,456
Other Intangibles	604,358
Non Current Deferred Taxes	(339)
Other Long Term Assets	131,877
Total Long Term Assets	**1,285,352**
Total Assets	**1,267,154**
LIABILITIES	
Total AP and Accrued Expenses	97,690
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(895)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**96,794**
Total Long Term Debt	-
Non Current Deferred Tax Liability	165,787
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**165,787**
Total Liabilities	**262,581**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	937,499,875
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	67,072,644
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,004,573**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,004,573**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,267,154**

Nasdaq, Inc.
Unconsolidated Statement of Income -International Securities Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	11,362
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	900
Total Operating Expenses	**12,262**
Operating Income	**(12,262)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(12,262)
Income Tax Provisions	**(82,733)**
Net Income	**70,471**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**70,471**

Nasdaq, Inc.
Unconsolidated Balance Sheet -ISE ETF Ventures LLC
(in thousands, unaudited)

Notes: Not a separate LE in HFM- included in ISE entity

Nasdaq, Inc.
Unconsolidated Balance Sheet -Kleos Managed Services Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	4
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	4
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	4

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(4,211)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(4)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(4)**
Total Liabilities Non Controlling Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -Kleos Managed Services Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	4
Merger Related Expenses Total	0
Total Operating Expenses	**4**
Operating Income	**(4)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(4)**
Income Tax Provisions	**0**
Net Income	**(4)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(4)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Kleos Managed Services, L.P.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	201
Current Restricted Cash	-
Other Current Assets	2,031
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**2,232**
Long Term Assets:	
Total Property and Equipment - Net	7,174
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	1,329
Other Long Term Assets	-
Total Long Term Assets	**8,503**
Total Assets	**10,735**
LIABILITIES	
Total AP and Accrued Expenses	95
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,391
Deferred Revenue	60
Current Portion Capital Leases	-
Other Accrued Liabilities	2,493
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**7,039**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,898
Non-current deferred revenue	-
All Other Long Term Liabilities	24
Long Term Liabilities	**1,922**
Total Liabilities	**8,961**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,511,736
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	262,495
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,774**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,774**
Total Liabilities Non Controlling Interest and Stockholders Equity	**10,735**

Nasdaq, Inc.
Unconsolidated Statement of Income -Kleos Managed Services, L.P.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	5,736
Corporate Services	0
Global Information Services	12,348
Market Technology Revenues	0
Other Revenues	368
Total Revenues	**18,451**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**18,451**
Operating Expenses:	
Compensation and Benefits	10,068
Marketing and Advertising	59
Depr and Amortization	3,176
Professional and Contract Services	4,320
Computer Ops and Data Communication	1,080
Occupancy	1,059
Regulatory	0
General Administrative and Other	1,707
Merger Related Expenses Total	0
Total Operating Expenses	**21,469**
Operating Income	**(3,018)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(3,018)
Income Tax Provisions	**(1,494)**
Net Income	**(1,524)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	(1,524)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Longitude LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	1,703
Current Restricted Cash	-
Other Current Assets	1,249
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**2,952**
Long Term Assets:	
Total Property and Equipment - Net	41
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**41**
Total Assets	**2,993**
LIABILITIES	
Total AP and Accrued Expenses	511
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(17)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**494**
Total Long Term Debt	-
Non Current Deferred Tax Liability	10
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**10**
Total Liabilities	**504**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,598,112
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(108,697)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**2,489**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,489**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,993**

Nasdaq, Inc.
Unconsolidated Statement of Income -Longitude LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	(0)
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	19
Total Revenues	**19**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**19**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	32
Professional and Contract Services	219
Computer Ops and Data Communication	22
Occupancy	0
Regulatory	0
General Administrative and Other	34
Merger Related Expenses Total	82
Total Operating Expenses	**388**
Operating Income	**(369)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(369)**
Income Tax Provisions	**(149)**
Net Income	**(220)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(220)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Marketwire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	141
Investments	-
Total Receivables - Net	515
Current Restricted Cash	334
Other Current Assets	525
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**1,515**
Long Term Assets:	
Total Property and Equipment - Net	863
Goodwill	35,297
Other Intangibles	7,366
Non Current Deferred Taxes	2,256
Other Long Term Assets	-
Total Long Term Assets	**45,782**
Total Assets	**47,297**
LIABILITIES	
Total AP and Accrued Expenses	754
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,262
Deferred Revenue	277
Current Portion Capital Leases	-
Other Accrued Liabilities	(1,596)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**696**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,879
Non-current deferred revenue	-
All Other Long Term Liabilities	1,179
Long Term Liabilities	**3,059**
Total Liabilities	**3,754**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	45,037,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(1,494,587)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**43,542**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**43,542**
Total Liabilities Non Controlling Interest and Stockholders Equity	**47,297**

Nasdaq, Inc.
Unconsolidated Statement of Income -Marketwire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	565
Other Revenues	2,011
Total Revenues	**2,576**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**15,155**
Operating Expenses:	
Compensation and Benefits	7,881
Marketing and Advertising	6
Depr and Amortization	1,734
Professional and Contract Services	5,272
Computer Ops and Data Communication	1,651
Occupancy	243
Regulatory	0
General Administrative and Other	1,062
Merger Related Expenses Total	1,677
Total Operating Expenses	**19,525**
Operating Income	**(4,370)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(4,370)
Income Tax Provisions	**(1,095)**
Net Income	**(3,275)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	(3,275)

Nasdaq, Inc.
Unconsolidated Balance Sheet -MW Holdco (2006) Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	0
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	9
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(1)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**0**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

Nasdaq, Inc.
Unconsolidated Statement of Income -MW Holdco (2006) Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**(0)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(0)**
Income Tax Provisions	**0**
Net Income	**(0)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(0)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq BX, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	13
Investments	-
Total Receivables - Net	1,118
Current Restricted Cash	-
Other Current Assets	10
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**1,141**
Long Term Assets:	
Total Property and Equipment - Net	727
Goodwill	31,048
Other Intangibles	49,302
Non Current Deferred Taxes	(807)
Other Long Term Assets	(2,990)
Total Long Term Assets	**77,279**
Total Assets	**78,420**
LIABILITIES	
Total AP and Accrued Expenses	204
SEC 31a Payable to the SEC	143
Accrued Personnel Costs	9
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	38,532
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**38,889**
Total Long Term Debt	-
Non Current Deferred Tax Liability	13,061
Non-current deferred revenue	-
All Other Long Term Liabilities	29
Long Term Liabilities	**13,090**
Total Liabilities	**51,979**

EQUITY

Common Stock Total	7,500
Common Stock in Treasury Total	-
Additional Paid in Capital	50,226,989
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(23,793,239)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**26,441**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**26,441**
Total Liabilities Non Controlling Interest and Stockholders Equity	**78,420**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq BX, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	16,543
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**16,543**
COST OF REVENUES	
Liquidity Rebates	**(4,760)**
Brokerage, Clearance and Exchange Fees	**(627)**
Total Cost of Revenues	**(5,387)**
Revenues less Cost of Revenues	**11,157**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	3
Depr and Amortization	501
Professional and Contract Services	111
Computer Ops and Data Communication	44
Occupancy	(0)
Regulatory	814
General Administrative and Other	276
Merger Related Expenses Total	0
Total Operating Expenses	**1,748**
Operating Income	**9,409**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	9,409
Income Tax Provisions	**6,707**
Net Income	**2,702**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,702**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Capital Markets Advisory LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	555
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	26
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**581**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**581**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	53
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**53**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**53**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	672,138
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(144,604)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**528**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**528**
Total Liabilities Non Controlling Interest and Stockholders Equity	**581**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Capital Markets Advisory LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	160
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	30
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	(11)
Merger Related Expenses Total	0
Total Operating Expenses	**179**
Operating Income	**(179)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(179)**
Income Tax Provisions	**(73)**
Net Income	**(106)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(106)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Commodities Clearing LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	75
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	75
Total Assets	75
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	22
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	1,750
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	1,772
Total Long Term Debt	-
Non Current Deferred Tax Liability	11
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	11
Total Liabilities	1,783

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,890,693
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(6,598,423)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	(1,708)
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	(1,708)
Total Liabilities Non Controlling Interest and Stockholders Equity	75

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Commodities Clearing LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	52
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**52**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**52**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	2
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	114
Merger Related Expenses Total	(2,927)
Total Operating Expenses	**(2,811)**
Operating Income	**2,863**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,863
Income Tax Provisions	**1,151**
Net Income	**1,712**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,712**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	95
Investments	-
Total Receivables - Net	775
Current Restricted Cash	-
Other Current Assets	59,776
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**60,646**
Long Term Assets:	
Total Property and Equipment - Net	5,593
Goodwill	30,997
Other Intangibles	2,400
Non Current Deferred Taxes	(115)
Other Long Term Assets	18,256
Total Long Term Assets	**57,130**
Total Assets	**117,777**
LIABILITIES	
Total AP and Accrued Expenses	302
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	38
Deferred Revenue	112
Current Portion Capital Leases	-
Other Accrued Liabilities	6,864
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**7,315**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,469
Non-current deferred revenue	-
All Other Long Term Liabilities	134
Long Term Liabilities	**1,603**
Total Liabilities	**8,918**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	48,998,537
Accumulated Other Comprehensive Income/(Loss)	139,369
Total Retained Earnings	59,720,495
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**108,858**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**108,858**
Total Liabilities Non Controlling Interest and Stockholders Equity	**117,777**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	10,769
Global Information Services	0
Market Technology Revenues	0
Other Revenues	147
Total Revenues	**10,916**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**24,297**
Operating Expenses:	
Compensation and Benefits	84
Marketing and Advertising	1
Depr and Amortization	1,222
Professional and Contract Services	74
Computer Ops and Data Communication	326
Occupancy	10
Regulatory	0
General Administrative and Other	247
Merger Related Expenses Total	202
Total Operating Expenses	**2,166**
Operating Income	**22,131**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**22,131**
Income Tax Provisions	**8,600**
Net Income	**13,530**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	13,530

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	23,075
Current Restricted Cash	-
Other Current Assets	3,121
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**26,196**
Long Term Assets:	
Total Property and Equipment - Net	38,957
Goodwill	215,720
Other Intangibles	34,561
Non Current Deferred Taxes	1,697
Other Long Term Assets	199,650
Total Long Term Assets	**490,586**
Total Assets	**516,781**
LIABILITIES	
Total AP and Accrued Expenses	12,587
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	20,295
Deferred Revenue	4,291
Current Portion Capital Leases	-
Other Accrued Liabilities	86,637
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**123,810**
Total Long Term Debt	-
Non Current Deferred Tax Liability	26,081
Non-current deferred revenue	-
All Other Long Term Liabilities	199
Long Term Liabilities	**26,279**
Total Liabilities	**150,090**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	449,368,073
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(82,676,363)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**366,692**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**366,692**
Total Liabilities Non Controlling Interest and Stockholders Equity	**516,781**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	78,093
Global Information Services	0
Market Technology Revenues	(38)
Other Revenues	2,453
Total Revenues	**80,508**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**189,338**
Operating Expenses:	
Compensation and Benefits	81,729
Marketing and Advertising	1,620
Depr and Amortization	16,345
Professional and Contract Services	65,750
Computer Ops and Data Communication	11,888
Occupancy	7,961
Regulatory	0
General Administrative and Other	13,315
Merger Related Expenses Total	1,522
Total Operating Expenses	**200,130**
Operating Income	**(10,792)**
Total Interest Income	4
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(10,788)**
Income Tax Provisions	**(16,014)**
Net Income	**5,225**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**5,225**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Energy Futures, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	1,740
Investments	-
Total Receivables - Net	984
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**2,724**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**2,724**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	3,005
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**3,005**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**3,005**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(281,258)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(281)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(281)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,724**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Energy Futures, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	2,264
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**2,264**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**2,264**
Operating Expenses:	
Compensation and Benefits	11
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**11**
Operating Income	**2,252**
Total Interest Income	0
Total Interest Expense	(127)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,125
Income Tax Provisions	**802**
Net Income	**1,323**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,323**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	6,268
Investments	192
Total Receivables - Net	-
Current Restricted Cash	250
Other Current Assets	10,364
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**17,074**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	5,569
Other Intangibles	-
Non Current Deferred Taxes	0
Other Long Term Assets	10
Total Long Term Assets	**5,579**
Total Assets	**22,653**
LIABILITIES	
Total AP and Accrued Expenses	2,784
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	150
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	59
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**2,993**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(463)
Non-current deferred revenue	-
All Other Long Term Liabilities	25
Long Term Liabilities	**(438)**
Total Liabilities	**2,555**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	23,307,961
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(3,209,880)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**20,098**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**20,098**
Total Liabilities Non Controlling Interest and Stockholders Equity	**22,653**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	24,847
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**24,847**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	(22,062)
Total Cost of Revenues	**(22,062)**
Revenues less Cost of Revenues	**2,786**
Operating Expenses:	
Compensation and Benefits	940
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	94
Computer Ops and Data Communication	21
Occupancy	26
Regulatory	0
General Administrative and Other	108
Merger Related Expenses Total	0
Total Operating Expenses	**1,189**
Operating Income	**1,597**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,597
Income Tax Provisions	**846**
Net Income	**751**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	751

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Futures, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	3,967
Investments	-
Total Receivables - Net	966
Current Restricted Cash	-
Other Current Assets	6,377
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**11,310**
Long Term Assets:	
Total Property and Equipment - Net	577
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	34
Other Long Term Assets	-
Total Long Term Assets	**611**
Total Assets	**11,921**
LIABILITIES	
Total AP and Accrued Expenses	1,563
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	340
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	172
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**2,074**
Total Long Term Debt	-
Non Current Deferred Tax Liability	151
Non-current deferred revenue	-
All Other Long Term Liabilities	4
Long Term Liabilities	**154**
Total Liabilities	**2,228**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	36,693,297
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(27,000,096)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**9,693**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**9,693**
Total Liabilities Non Controlling Interest and Stockholders Equity	**11,921**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Futures, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	7,498
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**7,498**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	(15,305)
Total Cost of Revenues	**(15,305)**
Revenues less Cost of Revenues	**(7,807)**
Operating Expenses:	
Compensation and Benefits	2,575
Marketing and Advertising	195
Depr and Amortization	225
Professional and Contract Services	853
Computer Ops and Data Communication	2,006
Occupancy	400
Regulatory	663
General Administrative and Other	753
Merger Related Expenses Total	0
Total Operating Expenses	**7,672**
Operating Income	**(15,479)**
Total Interest Income	127
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(15,352)
Income Tax Provisions	**(6,810)**
Net Income	**(8,542)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(8,542)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq GEMX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	15,786
Current Restricted Cash	-
Other Current Assets	15,823
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**31,609**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	21
Other Long Term Assets	3,227
Total Long Term Assets	**3,248**
Total Assets	**34,857**
LIABILITIES	
Total AP and Accrued Expenses	4,495
SEC 31a Payable to the SEC	1,372
Accrued Personnel Costs	26
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	550
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**6,443**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	120
Long Term Liabilities	**120**
Total Liabilities	**6,563**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	13,035,131
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	15,258,980
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**28,294**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**28,294**
Total Liabilities Non Controlling Interest and Stockholders Equity	**34,857**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq GEMX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	120,973
Corporate Services	0
Global Information Services	584
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**121,557**
COST OF REVENUES	
Liquidity Rebates	(96,955)
Brokerage, Clearance and Exchange Fees	(3,957)
Total Cost of Revenues	**(100,912)**
Revenues less Cost of Revenues	**20,644**
Operating Expenses:	
Compensation and Benefits	91
Marketing and Advertising	3
Depr and Amortization	0
Professional and Contract Services	169
Computer Ops and Data Communication	0
Occupancy	1
Regulatory	679
General Administrative and Other	(1)
Merger Related Expenses Total	0
Total Operating Expenses	**943**
Operating Income	**19,701**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	19,701
Income Tax Provisions	**8,004**
Net Income	**11,698**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**11,698**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Global, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	29
Investments	-
Total Receivables - Net	580
Current Restricted Cash	-
Other Current Assets	169,469
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**170,077**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	51,093
Other Long Term Assets	4,796,302
Total Long Term Assets	**4,847,395**
Total Assets	**5,017,473**
LIABILITIES	
Total AP and Accrued Expenses	752
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	215,365
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**216,118**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(0)
Non-current deferred revenue	-
All Other Long Term Liabilities	0
Long Term Liabilities	**-**
Total Liabilities	**216,118**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,634,412,454
Accumulated Other Comprehensive Income/(Loss)	(101,358,083)
Total Retained Earnings	268,300,576
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**4,801,355**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,801,355**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,017,473**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Global, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**(0)**
Total Interest Income	4,929
Total Interest Expense	(2,582)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,346
Income Tax Provisions	**28,206**
Net Income	**(25,860)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(25,860)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	142,785
Investments	36,636
Total Receivables - Net	41,063
Current Restricted Cash	-
Other Current Assets	418,236
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**638,720**
Long Term Assets:	
Total Property and Equipment - Net	71,878
Goodwill	10,453
Other Intangibles	1,199
Non Current Deferred Taxes	55,022
Other Long Term Assets	10,062,818
Total Long Term Assets	**10,201,371**
Total Assets	**10,840,091**
LIABILITIES	
Total AP and Accrued Expenses	143,070
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	27,864
Deferred Revenue	2,282
Current Portion Capital Leases	-
Other Accrued Liabilities	1,863,550
Current Debt Obligations	479,707
Current liabilities held for sale	-
Current Liabilities	**2,516,474**
Total Long Term Debt	3,727,449
Non Current Deferred Tax Liability	14,398
Non-current deferred revenue	-
All Other Long Term Liabilities	72,108
Long Term Liabilities	**3,813,954**
Total Liabilities	**6,330,428**

EQUITY

Common Stock Total	1,720,299
Common Stock in Treasury Total	(246,603,591)
Additional Paid in Capital	2,979,013,179
Accumulated Other Comprehensive Income/(Loss)	(54,616,556)
Total Retained Earnings	1,830,149,531
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**4,509,663**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,509,663**
Total Liabilities Non Controlling Interest and Stockholders Equity	**10,840,091**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	(15)
Corporate Services	2,303
Global Information Services	108,615
Market Technology Revenues	38
Other Revenues	94,207
Total Revenues	**205,148**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**205,148**
Operating Expenses:	
Compensation and Benefits	179,579
Marketing and Advertising	8,788
Depr and Amortization	11,819
Professional and Contract Services	53,302
Computer Ops and Data Communication	20,520
Occupancy	12,694
Regulatory	0
General Administrative and Other	34,038
Merger Related Expenses Total	14,511
Total Operating Expenses	**335,252**
Operating Income	**(130,104)**
Total Interest Income	2,493
Total Interest Expense	(145,768)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(273,379)**
Income Tax Provisions	**(86,108)**
Net Income	**(187,271)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(187,271)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	(407)
Current Restricted Cash	-
Other Current Assets	182,973
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**182,565**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(2)
Other Long Term Assets	-
Total Long Term Assets	**(2)**
Total Assets	**182,563**
LIABILITIES	
Total AP and Accrued Expenses	104
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	17
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**122**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	39
Long Term Liabilities	**39**
Total Liabilities	**160**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,000,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	181,403,297
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**182,403**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**182,403**
Total Liabilities Non Controlling Interest and Stockholders Equity	**182,563**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	72
Corporate Services	0
Global Information Services	68,168
Market Technology Revenues	0
Other Revenues	31
Total Revenues	**68,271**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**68,271**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	80
Computer Ops and Data Communication	187
Occupancy	0
Regulatory	0
General Administrative and Other	756
Merger Related Expenses Total	0
Total Operating Expenses	**1,023**
Operating Income	**67,248**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**67,248**
Income Tax Provisions	**27,939**
Net Income	**39,309**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	39,309

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq International Market Initiatives, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	20
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**20**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(2)
Other Long Term Assets	-
Total Long Term Assets	**(2)**
Total Assets	**19**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	(288)
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	2,100
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**1,811**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(1)
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(1)**
Total Liabilities	**1,811**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,642,067
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(5,433,952)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(1,792)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1,792)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**19**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq International Market Initiatives, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	342
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	9
Computer Ops and Data Communication	1
Occupancy	0
Regulatory	0
General Administrative and Other	8
Merger Related Expenses Total	0
Total Operating Expenses	**359**
Operating Income	**(359)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(359)
Income Tax Provisions	**(36)**
Net Income	**(323)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(323)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq MRX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	1,337
Current Restricted Cash	-
Other Current Assets	2,460
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**3,797**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	5
Other Long Term Assets	2,800
Total Long Term Assets	**2,804**
Total Assets	**6,601**
LIABILITIES	
Total AP and Accrued Expenses	122
SEC 31a Payable to the SEC	73
Accrued Personnel Costs	8
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	387
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**590**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	4
Long Term Liabilities	**4**
Total Liabilities	**594**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	5,190,939
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	816,112
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**6,007**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**6,007**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6,601**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq MRX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	2,351
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	2
Total Revenues	**2,354**
COST OF REVENUES	
Liquidity Rebates	**(262)**
Brokerage, Clearance and Exchange Fees	**(200)**
Total Cost of Revenues	**(462)**
Revenues less Cost of Revenues	**1,892**
Operating Expenses:	
Compensation and Benefits	42
Marketing and Advertising	3
Depr and Amortization	0
Professional and Contract Services	234
Computer Ops and Data Communication	0
Occupancy	1
Regulatory	391
General Administrative and Other	17
Merger Related Expenses Total	0
Total Operating Expenses	**687**
Operating Income	**1,205**
Total Interest Income	8
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,213
Income Tax Provisions	**477**
Net Income	**736**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	736

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq BX Equities LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	9
Total Receivables - Net	9,717
Current Restricted Cash	-
Other Current Assets	290,021
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**299,748**
Long Term Assets:	
Total Property and Equipment - Net	551
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	1,290
Total Long Term Assets	**1,841**
Total Assets	**301,589**
LIABILITIES	
Total AP and Accrued Expenses	265
SEC 31a Payable to the SEC	17,384
Accrued Personnel Costs	-
Deferred Revenue	292
Current Portion Capital Leases	-
Other Accrued Liabilities	3,692
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**21,633**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	137
Long Term Liabilities	**137**
Total Liabilities	**21,770**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(15,299,810)
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	295,118,693
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**279,819**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**279,819**
Total Liabilities Non Controlling Interest and Stockholders Equity	**301,589**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq BX Equities LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	140,876
Corporate Services	0
Global Information Services	24,877
Market Technology Revenues	0
Other Revenues	222
Total Revenues	**165,975**
COST OF REVENUES	
Liquidity Rebates	**(66,169)**
Brokerage, Clearance and Exchange Fees	**(47,717)**
Total Cost of Revenues	**(113,886)**
Revenues less Cost of Revenues	**52,089**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	334
Professional and Contract Services	306
Computer Ops and Data Communication	318
Occupancy	0
Regulatory	696
General Administrative and Other	1,164
Merger Related Expenses Total	0
Total Operating Expenses	**2,818**
Operating Income	**49,271**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	49,271
Income Tax Provisions	**0**
Net Income	**49,271**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**49,271**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX (San Francisco) Insurance LLC.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	1,771
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**1,771**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	17,336
Other Intangibles	-
Non Current Deferred Taxes	(76)
Other Long Term Assets	-
Total Long Term Assets	**17,260**
Total Assets	**19,031**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,259
Non-current deferred revenue	-
All Other Long Term Liabilities	42
Long Term Liabilities	**1,301**
Total Liabilities	**1,301**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	24,712,981
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(6,983,677)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**17,729**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**17,729**
Total Liabilities Non Controlling Interest and Stockholders Equity	**19,031**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX (San Francisco) Insurance LLC.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**(669)**
Net Income	**669**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**669**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq PHLX LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	13
Investments	10
Total Receivables - Net	31,879
Current Restricted Cash	-
Other Current Assets	11,713
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**43,615**
Long Term Assets:	
Total Property and Equipment - Net	40,083
Goodwill	503,610
Other Intangibles	275,552
Non Current Deferred Taxes	12,975
Other Long Term Assets	54,165
Total Long Term Assets	**886,385**
Total Assets	**930,000**
LIABILITIES	
Total AP and Accrued Expenses	1,889
SEC 31a Payable to the SEC	12,885
Accrued Personnel Costs	4,313
Deferred Revenue	46
Current Portion Capital Leases	-
Other Accrued Liabilities	209,313
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**228,446**
Total Long Term Debt	-
Non Current Deferred Tax Liability	86,487
Non-current deferred revenue	-
All Other Long Term Liabilities	44,753
Long Term Liabilities	**131,240**
Total Liabilities	**359,685**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	73,458,377
Accumulated Other Comprehensive Income/(Loss)	(7,154,823)
Total Retained Earnings	504,011,385
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**570,315**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**570,315**
Total Liabilities Non Controlling Interest and Stockholders Equity	**930,000**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq PHLX LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	273,962
Corporate Services	0
Global Information Services	17,084
Market Technology Revenues	0
Other Revenues	308
Total Revenues	**291,355**
COST OF REVENUES	
Liquidity Rebates	**(127,849)**
Brokerage, Clearance and Exchange Fees	**(38,791)**
Total Cost of Revenues	**(166,640)**
Revenues less Cost of Revenues	**124,715**
Operating Expenses:	
Compensation and Benefits	12,487
Marketing and Advertising	142
Depr and Amortization	12,215
Professional and Contract Services	2,633
Computer Ops and Data Communication	2,099
Occupancy	577
Regulatory	4,152
General Administrative and Other	3,592
Merger Related Expenses Total	5
Total Operating Expenses	**37,902**
Operating Income	**86,812**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	7,545
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	94,357
Income Tax Provisions	**(11,966)**
Net Income	**106,323**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	106,323

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Services LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	78
Current Restricted Cash	-
Other Current Assets	327,898
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**327,976**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(851)
Other Long Term Assets	-
Total Long Term Assets	**(851)**
Total Assets	**327,125**
LIABILITIES	
Total AP and Accrued Expenses	2,317
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(279)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**2,037**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**2,037**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	20,000,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	305,087,419
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**325,087**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**325,087**
Total Liabilities Non Controlling Interest and Stockholders Equity	**327,125**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Services LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	95,864
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**95,864**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**95,864**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	19
Depr and Amortization	0
Professional and Contract Services	1,129
Computer Ops and Data Communication	35
Occupancy	18,318
Regulatory	0
General Administrative and Other	1,861
Merger Related Expenses Total	0
Total Operating Expenses	**21,361**
Operating Income	**74,502**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	74,502
Income Tax Provisions	(717)
Net Income	75,220
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	75,220

Nasdaq, Inc.
Unconsolidated Balance Sheet -Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	11,054
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**11,054**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	20,321
Total Long Term Assets	**20,321**
Total Assets	**31,375**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	23,547,634
Accumulated Other Comprehensive Income/(Loss)	(31,405)
Total Retained Earnings	7,858,370
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**31,375**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**31,375**
Total Liabilities Non Controlling Interest and Stockholders Equity	**31,375**

Nasdaq, Inc.
Unconsolidated Statement of Income -Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	0

Nasdaq, Inc.
Unconsolidated Balance Sheet -NPM Securities, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	550
Investments	-
Total Receivables - Net	1,589
Current Restricted Cash	-
Other Current Assets	34
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**2,173**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**2,173**
LIABILITIES	
Total AP and Accrued Expenses	1,771
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	12
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**1,783**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,783**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	550,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(160,136)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**390**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**390**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,173**

Nasdaq, Inc.
Unconsolidated Statement of Income -NPM Securities, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	(12)
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	(29)
General Administrative and Other	15
Merger Related Expenses Total	0
Total Operating Expenses	**(25)**
Operating Income	**25**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	25
Income Tax Provisions	**103**
Net Income	**(78)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(78)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Operations & Compliance Network LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	750
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**750**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**750**
LIABILITIES	
Total AP and Accrued Expenses	303
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**303**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**303**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	446,550
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**447**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**447**
Total Liabilities Non Controlling Interest and Stockholders Equity	**750**

Nasdaq, Inc.
Unconsolidated Statement of Income -Operations & Compliance Network LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	750
Other Revenues	0
Total Revenues	**750**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**750**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**750**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	750
Income Tax Provisions	**303**
Net Income	**447**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**447**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Public Plan IQ Limited Liability Company
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	174
Investments	-
Total Receivables - Net	34
Current Restricted Cash	-
Other Current Assets	2
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**209**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,264
Other Intangibles	3,164
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**4,429**
Total Assets	**4,638**
LIABILITIES	
Total AP and Accrued Expenses	98
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	1
Current Portion Capital Leases	-
Other Accrued Liabilities	0
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**99**
Total Long Term Debt	-
Non Current Deferred Tax Liability	838
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**838**
Total Liabilities	**937**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,313,588
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	387,558
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**3,701**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,701**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,638**

Nasdaq, Inc.
Unconsolidated Statement of Income -Public Plan IQ Limited Liability Company
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	16
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**16**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**16**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	36
Professional and Contract Services	8
Computer Ops and Data Communication	5
Occupancy	4
Regulatory	0
General Administrative and Other	5
Merger Related Expenses Total	0
Total Operating Expenses	**57**
Operating Income	**(41)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(41)
Income Tax Provisions	**(428)**
Net Income	**388**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**388**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SecondMarket Labs LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	81
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**81**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	892
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**892**
Total Assets	**973**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(23)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**(23)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(171)
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(171)**
Total Liabilities	**(194)**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,621,611
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(454,738)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,167**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,167**
Total Liabilities Non Controlling Interest and Stockholders Equity	**973**

Nasdaq, Inc.
Unconsolidated Statement of Income -SecondMarket Labs LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	324
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	8
Merger Related Expenses Total	0
Total Operating Expenses	**332**
Operating Income	**(332)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(332)
Income Tax Provisions	**(118)**
Net Income	**(214)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(214)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SecondMarket Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	483
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	105
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**588**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	6,533
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	2,122
Total Long Term Assets	**8,655**
Total Assets	**9,243**
LIABILITIES	
Total AP and Accrued Expenses	19
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	783
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**802**
Total Long Term Debt	-
Non Current Deferred Tax Liability	332
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**332**
Total Liabilities	**1,134**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	8,358,157
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(248,385)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**8,110**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**8,110**
Total Liabilities Non Controlling Interest and Stockholders Equity	**9,243**

Nasdaq, Inc.
Unconsolidated Statement of Income -SecondMarket Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	167
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**167**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**167**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	331
Computer Ops and Data Communication	600
Occupancy	0
Regulatory	0
General Administrative and Other	24
Merger Related Expenses Total	0
Total Operating Expenses	**955**
Operating Income	**(787)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(787)
Income Tax Provisions	**(456)**
Net Income	**(331)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(331)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMTX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	4,733
Investments	-
Total Receivables - Net	42
Current Restricted Cash	426
Other Current Assets	221
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**5,422**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	198
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**198**
Total Assets	**5,620**
LIABILITIES	
Total AP and Accrued Expenses	13
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	3,948
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**3,963**
Total Long Term Debt	-
Non Current Deferred Tax Liability	10
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**10**
Total Liabilities	**3,973**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	500,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	1,146,895
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,647**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,647**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,620**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMTX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	2,545
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**2,545**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**2,545**
Operating Expenses:	
Compensation and Benefits	1
Marketing and Advertising	1
Depr and Amortization	0
Professional and Contract Services	965
Computer Ops and Data Communication	(632)
Occupancy	0
Regulatory	(3)
General Administrative and Other	34
Merger Related Expenses Total	0
Total Operating Expenses	**366**
Operating Income	**2,180**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,180
Income Tax Provisions	**992**
Net Income	**1,187**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,187**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Strategic Financial Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	7,174
Investments	-
Total Receivables - Net	33,596
Current Restricted Cash	-
Other Current Assets	58
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**40,827**
Long Term Assets:	
Total Property and Equipment - Net	24
Goodwill	3,798
Other Intangibles	34,512
Non Current Deferred Taxes	-
Other Long Term Assets	611
Total Long Term Assets	**38,945**
Total Assets	**79,772**
LIABILITIES	
Total AP and Accrued Expenses	12,393
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	81
Deferred Revenue	1,527
Current Portion Capital Leases	-
Other Accrued Liabilities	19
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**14,021**
Total Long Term Debt	-
Non Current Deferred Tax Liability	9,186
Non-current deferred revenue	-
All Other Long Term Liabilities	113
Long Term Liabilities	**9,299**
Total Liabilities	**23,320**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	52,069,885
Accumulated Other Comprehensive Income/(Loss)	67,182
Total Retained Earnings	4,314,914
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**56,452**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**56,452**
Total Liabilities Non Controlling Interest and Stockholders Equity	**79,772**

Nasdaq, Inc.
Unconsolidated Statement of Income -Strategic Financial Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	592
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**592**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**592**
Operating Expenses:	
Compensation and Benefits	307
Marketing and Advertising	0
Depr and Amortization	390
Professional and Contract Services	0
Computer Ops and Data Communication	3
Occupancy	90
Regulatory	0
General Administrative and Other	90
Merger Related Expenses Total	0
Total Operating Expenses	**879**
Operating Income	**(287)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(287)
Income Tax Provisions	**(4,602)**
Net Income	**4,315**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	4,315

Nasdaq, Inc.
Unconsolidated Balance Sheet -Sybenetix Inc.
(in thousands, unaudited)

Notes: No data in 2017

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Nasdaq Options Market LLC
(in thousands, unaudited)

Notes: not a separate LE in HFM- included in NOS- ISLE entity

Nasdaq, Inc.
Unconsolidated Balance Sheet -The NASDAQ Private Market, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	838
Investments	-
Total Receivables - Net	358
Current Restricted Cash	-
Other Current Assets	207
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**1,404**
Long Term Assets:	
Total Property and Equipment - Net	595
Goodwill	-
Other Intangibles	1,558
Non Current Deferred Taxes	-
Other Long Term Assets	8,908
Total Long Term Assets	**11,061**
Total Assets	**12,465**
LIABILITIES	
Total AP and Accrued Expenses	1,213
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	906
Deferred Revenue	0
Current Portion Capital Leases	-
Other Accrued Liabilities	20,070
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**22,189**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	(166)
Long Term Liabilities	**(166)**
Total Liabilities	**22,022**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	22,748,957
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(32,305,764)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(9,557)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(9,557)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**12,465**

Nasdaq, Inc.
Unconsolidated Statement of Income -The NASDAQ Private Market, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	105
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,087
Total Revenues	**1,192**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,192**
Operating Expenses:	
Compensation and Benefits	4,050
Marketing and Advertising	106
Depr and Amortization	268
Professional and Contract Services	1,295
Computer Ops and Data Communication	406
Occupancy	(20)
Regulatory	(5)
General Administrative and Other	641
Merger Related Expenses Total	2,632
Total Operating Expenses	**9,373**
Operating Income	**(8,181)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(8,181)
Income Tax Provisions	**0**
Net Income	**(8,181)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	(8,181)

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Options Clearing Corporation
(in thousands, unaudited)

Notes: Not a separate LE in HFM- included in ISE entity

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	6
Current Restricted Cash	-
Other Current Assets	71
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**78**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**78**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	3
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**3**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	12
Long Term Liabilities	**12**
Total Liabilities	**15**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	738,887
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(675,699)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**63**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**63**
Total Liabilities Non Controlling Interest and Stockholders Equity	**78**

Nasdaq, Inc.
Unconsolidated Statement of Income -The Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**(0)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	(0)

Nasdaq, Inc.
Unconsolidated Balance Sheet -US Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	189
Investments	-
Total Receivables - Net	77,812
Current Restricted Cash	-
Other Current Assets	68,917
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**146,918**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(41)
Other Long Term Assets	937,500
Total Long Term Assets	**937,459**
Total Assets	**1,084,378**
LIABILITIES	
Total AP and Accrued Expenses	(698)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	8,510
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**7,812**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	8
Long Term Liabilities	**8**
Total Liabilities	**7,820**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,069,888,498
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	6,669,335
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,076,558**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,076,558**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,084,378**

Nasdaq, Inc.
Unconsolidated Statement of Income -US Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	2,204
Total Revenues	**2,204**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**2,204**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	12
Merger Related Expenses Total	0
Total Operating Expenses	**12**
Operating Income	**2,192**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,192
Income Tax Provisions	**(4,899)**
Net Income	**7,091**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**7,091**

Nasdaq, Inc.
Unconsolidated Balance Sheet -2157971 Ontario Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	15
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**15**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**15**
LIABILITIES	
Total AP and Accrued Expenses	16
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**16**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**16**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	580
Accumulated Other Comprehensive Income/(Loss)	(22)
Total Retained Earnings	(1,235)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(1)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**15**

Nasdaq, Inc.
Unconsolidated Statement of Income -2157971 Ontario Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	(1)
Net Income	1
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	1

Nasdaq, Inc.
Unconsolidated Balance Sheet -AB "Lietuvos centrinis vertybinių popierių depozitoriumas"
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	1,736
Investments	-
Total Receivables - Net	349
Current Restricted Cash	-
Other Current Assets	(25)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**2,059**
Long Term Assets:	
Total Property and Equipment - Net	62
Goodwill	4,901
Other Intangibles	-
Non Current Deferred Taxes	26
Other Long Term Assets	-
Total Long Term Assets	**4,989**
Total Assets	**7,048**
LIABILITIES	
Total AP and Accrued Expenses	51
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	127
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	6
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**184**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**184**

EQUITY

Common Stock Total	(55)
Common Stock in Treasury Total	-
Additional Paid in Capital	4,933,492
Accumulated Other Comprehensive Income/(Loss)	(682,060)
Total Retained Earnings	2,613,185
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**6,865**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**6,865**
Total Liabilities Non Controlling Interest and Stockholders Equity	**7,048**

Nasdaq, Inc.

Unconsolidated Statement of Income -AB "Lietuvos centrinis vertybinių popierių depozitorium

(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	1,680
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	259
Total Revenues	**1,939**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,939**
Operating Expenses:	
Compensation and Benefits	902
Marketing and Advertising	14
Depr and Amortization	16
Professional and Contract Services	328
Computer Ops and Data Communication	136
Occupancy	4
Regulatory	29
General Administrative and Other	348
Merger Related Expenses Total	0
Total Operating Expenses	**1,779**
Operating Income	**161**
Total Interest Income	(0)
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	1
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	162
Income Tax Provisions	**27**
Net Income	**135**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**135**

Nasdaq, Inc.
Unconsolidated Balance Sheet -AB Nasdaq Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	6
Total Retained Earnings	-
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**0**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

Nasdaq, Inc.
Unconsolidated Statement of Income -AB Nasdaq Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	143
Investments	-
Total Receivables - Net	1
Current Restricted Cash	-
Other Current Assets	(16)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**127**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	81
Total Long Term Assets	**81**
Total Assets	**208**
LIABILITIES	
Total AP and Accrued Expenses	1
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	0
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(11)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**(9)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**(9)**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	35,392
Accumulated Other Comprehensive Income/(Loss)	71,626
Total Retained Earnings	110,932
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**218**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**218**
Total Liabilities Non Controlling Interest and Stockholders Equity	**208**

Nasdaq, Inc.
Unconsolidated Statement of Income -AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	42
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**42**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**42**
Operating Expenses:	
Compensation and Benefits	1
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	40
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	2
Merger Related Expenses Total	0
Total Operating Expenses	**43**
Operating Income	**(1)**
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(1)
Income Tax Provisions	**0**
Net Income	**(1)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(1)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS Eesti Väärtpaberikeskus
(in thousands, unaudited)

Notes: dissolved in 2017

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS Latvijas Centralais depozitarijs
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	-
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	-
Total Liabilities Non Controlling Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -AS Latvijas Centralais depozitarijs
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	-
Corporate Services	-
Global Information Services	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-

Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	-
Net Income	-
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS Pensionikeskus
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	652
Investments	-
Total Receivables - Net	187
Current Restricted Cash	-
Other Current Assets	(667)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**171**
Long Term Assets:	
Total Property and Equipment - Net	673
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**673**
Total Assets	**844**
LIABILITIES	
Total AP and Accrued Expenses	88
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	86
Deferred Revenue	2
Current Portion Capital Leases	-
Other Accrued Liabilities	6
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**182**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**182**

EQUITY

Common Stock Total	228,519
Common Stock in Treasury Total	-
Additional Paid in Capital	414,470
Accumulated Other Comprehensive Income/(Loss)	18,273
Total Retained Earnings	1,081
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**662**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**662**
Total Liabilities Non Controlling Interest and Stockholders Equity	**844**

Nasdaq, Inc.
Unconsolidated Statement of Income -AS Pensionikeskus
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	490
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	5
Total Revenues	**496**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**496**
Operating Expenses:	
Compensation and Benefits	137
Marketing and Advertising	0
Depr and Amortization	23
Professional and Contract Services	113
Computer Ops and Data Communication	81
Occupancy	0
Regulatory	0
General Administrative and Other	5
Merger Related Expenses Total	0
Total Operating Expenses	**359**
Operating Income	**136**
Total Interest Income	0
Total Interest Expense	(2)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	134
Income Tax Provisions	**0**
Net Income	**134**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**134**

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage (HK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	-
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	-
Total Liabilities Non Controlling Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -BoardVantage (HK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	7
Total Revenues	**7**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**7**
Operating Expenses:	
Compensation and Benefits	(1)
Marketing and Advertising	(4)
Depr and Amortization	0
Professional and Contract Services	(11)
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	4
Merger Related Expenses Total	(1)
Total Operating Expenses	**(12)**
Operating Income	**19**
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	(80)
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(61)**
Income Tax Provisions	**(4)**
Net Income	**(57)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(57)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	65
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	284
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**349**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**349**
LIABILITIES	
Total AP and Accrued Expenses	111
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(0)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**111**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**111**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	28,303
Accumulated Other Comprehensive Income/(Loss)	(8,289)
Total Retained Earnings	217,957
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**238**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**238**
Total Liabilities Non Controlling Interest and Stockholders Equity	**349**

Nasdaq, Inc.
Unconsolidated Statement of Income -BoardVantage (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	274
Total Revenues	**274**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**274**
Operating Expenses:	
Compensation and Benefits	19
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	49
Computer Ops and Data Communication	1
Occupancy	33
Regulatory	0
General Administrative and Other	14
Merger Related Expenses Total	19
Total Operating Expenses	**134**
Operating Income	**141**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	141
Income Tax Provisions	**3**
Net Income	**139**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**139**

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage Singapore Pte. Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	-
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	-
Total Liabilities Non Controlling Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -BoardVantage Singapore Pte. Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	(4)
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	4
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**(0)**
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(0)
Income Tax Provisions	**(1)**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -BWise Beheer B.V.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	(829)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**(829)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	49,393
Other Intangibles	18,584
Non Current Deferred Taxes	-
Other Long Term Assets	1,066
Total Long Term Assets	**69,043**
Total Assets	**68,214**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	4,646
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**4,646**
Total Liabilities	**4,646**

EQUITY

Common Stock Total	(257,727)
Common Stock in Treasury Total	-
Additional Paid in Capital	80,005,044
Accumulated Other Comprehensive Income/(Loss)	(2,310,874)
Total Retained Earnings	(13,867,862)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**63,569**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**63,569**
Total Liabilities Non Controlling Interest and Stockholders Equity	**68,214**

Nasdaq, Inc.
Unconsolidated Statement of Income -BWise Beheer B.V.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	1,798
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	172
Merger Related Expenses Total	0
Total Operating Expenses	**1,970**
Operating Income	**(1,970)**
Total Interest Income	0
Total Interest Expense	(6)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(1,976)
Income Tax Provisions	**(450)**
Net Income	**(1,526)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	(1,526)

Nasdaq, Inc.
Unconsolidated Balance Sheet -BWise B.V.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	(27)
Investments	-
Total Receivables - Net	7,120
Current Restricted Cash	-
Other Current Assets	(6,885)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**208**
Long Term Assets:	
Total Property and Equipment - Net	9,119
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	6
Total Long Term Assets	**9,125**
Total Assets	**9,333**
LIABILITIES	
Total AP and Accrued Expenses	1,705
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,647
Deferred Revenue	6,234
Current Portion Capital Leases	-
Other Accrued Liabilities	12
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**9,598**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**9,598**

EQUITY

Common Stock Total	257,727
Common Stock in Treasury Total	-
Additional Paid in Capital	6,783,210
Accumulated Other Comprehensive Income/(Loss)	432,465
Total Retained Earnings	(7,738,051)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(265)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(265)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**9,333**

Nasdaq, Inc.
Unconsolidated Statement of Income -BWise B.V.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	23,987
Global Information Services	0
Market Technology Revenues	0
Other Revenues	6,836
Total Revenues	**30,823**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(1)**
Total Cost of Revenues	**(1)**
Revenues less Cost of Revenues	**30,823**
Operating Expenses:	
Compensation and Benefits	9,402
Marketing and Advertising	368
Depr and Amortization	1,961
Professional and Contract Services	15,114
Computer Ops and Data Communication	1,959
Occupancy	318
Regulatory	0
General Administrative and Other	2,310
Merger Related Expenses Total	0
Total Operating Expenses	**31,433**
Operating Income	**(611)**
Total Interest Income	0
Total Interest Expense	(70)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(680)
Income Tax Provisions	**0**
Net Income	**(680)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	(680)

Nasdaq, Inc.
Unconsolidated Balance Sheet -BWise Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	381
Investments	-
Total Receivables - Net	3,347
Current Restricted Cash	-
Other Current Assets	1,988
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**5,717**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	307
Other Long Term Assets	-
Total Long Term Assets	**307**
Total Assets	**6,024**
LIABILITIES	
Total AP and Accrued Expenses	36
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	106
Deferred Revenue	1,976
Current Portion Capital Leases	-
Other Accrued Liabilities	709
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**2,827**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**2,827**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	280,113
Accumulated Other Comprehensive Income/(Loss)	(1,082,193)
Total Retained Earnings	3,998,954
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**3,197**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,197**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6,024**

Nasdaq, Inc.
Unconsolidated Statement of Income -BWise Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	5,555
Global Information Services	0
Market Technology Revenues	0
Other Revenues	431
Total Revenues	**5,986**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**5,986**
Operating Expenses:	
Compensation and Benefits	584
Marketing and Advertising	25
Depr and Amortization	0
Professional and Contract Services	3,785
Computer Ops and Data Communication	1
Occupancy	35
Regulatory	0
General Administrative and Other	70
Merger Related Expenses Total	0
Total Operating Expenses	**4,501**
Operating Income	**1,485**
Total Interest Income	(1)
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**1,484**
Income Tax Provisions	**154**
Net Income	**1,331**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,331**

Nasdaq, Inc.
Unconsolidated Balance Sheet -BWISE Holding B.V.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	(3,334)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**(3,334)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	4,749
Total Long Term Assets	**4,749**
Total Assets	**1,415**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,066,459
Accumulated Other Comprehensive Income/(Loss)	47,698
Total Retained Earnings	300,374
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,415**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,415**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,415**

Nasdaq, Inc.
Unconsolidated Statement of Income -BWISE Holding B.V.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	(24)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(24)**
Income Tax Provisions	**0**
Net Income	**(24)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(24)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Clearing Control CC AB
(in thousands, unaudited)

Notes: No data in 2017

Nasdaq, Inc.
Unconsolidated Balance Sheet -Curzon Street Holdings Limited
(in thousands, unaudited)

Notes: No data in 2017

Nasdaq, Inc.
Unconsolidated Balance Sheet -Egypt for Information Dissemination Company
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(736,926)
Total Retained Earnings	736,926
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	-
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	-
Total Liabilities Non Controlling Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -Egypt for Information Dissemination Company
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Eignarhaldsfelagid Verdbrefathing hf
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	895
Investments	14,962
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	1,999
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**17,856**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	15,520
Total Long Term Assets	**15,520**
Total Assets	**33,376**
LIABILITIES	
Total AP and Accrued Expenses	9
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	5,421
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**5,430**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**5,430**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	15,949,637
Accumulated Other Comprehensive Income/(Loss)	2,046,719
Total Retained Earnings	9,949,111
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**27,945**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**27,945**
Total Liabilities Non Controlling Interest and Stockholders Equity	**33,376**

Nasdaq, Inc.
Unconsolidated Statement of Income -Eignarhaldsfelagid Verdbrefathing hf
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1
Total Revenues	**1**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	13
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	7
Merger Related Expenses Total	0
Total Operating Expenses	**20**
Operating Income	**(19)**
Total Interest Income	822
Total Interest Expense	(321)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	98
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	580
Income Tax Provisions	**117**
Net Income	**463**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**463**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Ensoleillement Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	115,024
Total Long Term Assets	**115,024**
Total Assets	**115,024**
LIABILITIES	
Total AP and Accrued Expenses	1
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(0)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**0**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	**0**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	115,024,115
Accumulated Other Comprehensive Income/(Loss)	(23)
Total Retained Earnings	(454)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**115,024**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**115,024**
Total Liabilities Non Controlling Interest and Stockholders Equity	**115,024**

Nasdaq, Inc.
Unconsolidated Statement of Income -Ensoleillement Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Australia Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	1,861
Investments	-
Total Receivables - Net	4,097
Current Restricted Cash	-
Other Current Assets	3
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**5,962**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,615
Other Intangibles	5,324
Non Current Deferred Taxes	-
Other Long Term Assets	7
Total Long Term Assets	**6,945**
Total Assets	**12,907**
LIABILITIES	
Total AP and Accrued Expenses	5,048
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	25
Deferred Revenue	447
Current Portion Capital Leases	-
Other Accrued Liabilities	95
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**5,615**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,597
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1,597**
Total Liabilities	**7,212**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	6,340,393
Accumulated Other Comprehensive Income/(Loss)	(22,241)
Total Retained Earnings	(623,206)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**5,695**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**5,695**
Total Liabilities Non Controlling Interest and Stockholders Equity	**12,907**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Australia Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	(453)
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**(453)**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**(453)**
Operating Expenses:	
Compensation and Benefits	103
Marketing and Advertising	0
Depr and Amortization	59
Professional and Contract Services	1
Computer Ops and Data Communication	9
Occupancy	6
Regulatory	0
General Administrative and Other	6
Merger Related Expenses Total	0
Total Operating Expenses	**184**
Operating Income	**(637)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(637)**
Income Tax Provisions	**(14)**
Net Income	**(623)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(623)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	6,993
Current Restricted Cash	-
Other Current Assets	59
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**7,052**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,398
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	31
Total Long Term Assets	**1,429**
Total Assets	**8,481**
LIABILITIES	
Total AP and Accrued Expenses	6,800
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	202
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**7,002**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**7,002**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(1,074)
Total Retained Earnings	1,479,920
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,479**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,479**
Total Liabilities Non Controlling Interest and Stockholders Equity	**8,481**

Nasdaq, Inc.

Unconsolidated Statement of Income -eVestment Alliance Hong Kong Limited

(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	1,985
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**1,985**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,985**
Operating Expenses:	
Compensation and Benefits	391
Marketing and Advertising	19
Depr and Amortization	0
Professional and Contract Services	6
Computer Ops and Data Communication	2
Occupancy	18
Regulatory	0
General Administrative and Other	48
Merger Related Expenses Total	0
Total Operating Expenses	**484**
Operating Income	**1,501**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,501
Income Tax Provisions	**21**
Net Income	**1,480**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	1,480

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	3,149
Investments	-
Total Receivables - Net	9,642
Current Restricted Cash	-
Other Current Assets	313
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**13,103**
Long Term Assets:	
Total Property and Equipment - Net	232
Goodwill	8,170
Other Intangibles	46,642
Non Current Deferred Taxes	-
Other Long Term Assets	167
Total Long Term Assets	**55,210**
Total Assets	**68,314**
LIABILITIES	
Total AP and Accrued Expenses	12,120
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	875
Deferred Revenue	4,642
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**17,637**
Total Long Term Debt	-
Non Current Deferred Tax Liability	8,076
Non-current deferred revenue	-
All Other Long Term Liabilities	115
Long Term Liabilities	**8,191**
Total Liabilities	**25,828**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	43,925,561
Accumulated Other Comprehensive Income/(Loss)	1,091,728
Total Retained Earnings	(2,531,482)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**42,486**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**42,486**
Total Liabilities Non Controlling Interest and Stockholders Equity	**68,314**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	(424)
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**(424)**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**(424)**
Operating Expenses:	
Compensation and Benefits	1,235
Marketing and Advertising	50
Depr and Amortization	541
Professional and Contract Services	17
Computer Ops and Data Communication	1
Occupancy	70
Regulatory	0
General Administrative and Other	144
Merger Related Expenses Total	0
Total Operating Expenses	**2,058**
Operating Income	**(2,482)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(2,482)
Income Tax Provisions	**50**
Net Income	**(2,531)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(2,531)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Farm Church Holdings ULC.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	12
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**0**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

Nasdaq, Inc.
Unconsolidated Statement of Income -Farm Church Holdings ULC.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	0

Nasdaq, Inc.
Unconsolidated Balance Sheet -Hugin AS
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	-
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	-
Total Liabilities Non Controlling Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -Hugin AS
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**(0)**
Total Interest Income	6
Total Interest Expense	(2)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	4
Income Tax Provisions	(12)
Net Income	15
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	15

Nasdaq, Inc.
Unconsolidated Balance Sheet -Indxis Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	76
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	(1,091)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**(1,015)**
Long Term Assets:	
Total Property and Equipment - Net	772
Goodwill	1,863
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**2,635**
Total Assets	**1,620**
LIABILITIES	
Total AP and Accrued Expenses	31
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	61
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(3)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**89**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	188
Long Term Liabilities	**188**
Total Liabilities	**277**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,743,149
Accumulated Other Comprehensive Income/(Loss)	(199,741)
Total Retained Earnings	(1,200,408)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,343**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,343**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,620**

Nasdaq, Inc.
Unconsolidated Statement of Income -Indxis Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	69
Total Revenues	**69**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**69**
Operating Expenses:	
Compensation and Benefits	427
Marketing and Advertising	0
Depr and Amortization	104
Professional and Contract Services	24
Computer Ops and Data Communication	0
Occupancy	54
Regulatory	0
General Administrative and Other	29
Merger Related Expenses Total	0
Total Operating Expenses	**640**
Operating Income	**(570)**
Total Interest Income	0
Total Interest Expense	(8)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(578)
Income Tax Provisions	**2**
Net Income	**(581)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(581)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -LLC "SYBENETIX UKRAINE"
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	137
Investments	-
Total Receivables - Net	6
Current Restricted Cash	-
Other Current Assets	72
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**214**
Long Term Assets:	
Total Property and Equipment - Net	29
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**29**
Total Assets	**243**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	55
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**55**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**55**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	46,988
Accumulated Other Comprehensive Income/(Loss)	191,235
Total Retained Earnings	(49,709)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**189**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**189**
Total Liabilities Non Controlling Interest and Stockholders Equity	**243**

Nasdaq, Inc.
Unconsolidated Statement of Income -LLC "SYBENETIX UKRAINE"
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	110
Total Revenues	**110**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**110**
Operating Expenses:	
Compensation and Benefits	116
Marketing and Advertising	1
Depr and Amortization	2
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	17
Regulatory	0
General Administrative and Other	4
Merger Related Expenses Total	19
Total Operating Expenses	**160**
Operating Income	**(50)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(50)
Income Tax Provisions	**0**
Net Income	**(50)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(50)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Longitude S.A.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	1,422
Investments	-
Total Receivables - Net	3,282
Current Restricted Cash	-
Other Current Assets	(2,681)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**2,023**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**2,023**
LIABILITIES	
Total AP and Accrued Expenses	164
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	9
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**173**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**173**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,522,802
Accumulated Other Comprehensive Income/(Loss)	299,567
Total Retained Earnings	27,289
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,850**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,850**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,023**

Nasdaq, Inc.
Unconsolidated Statement of Income -Longitude S.A.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	4,055
Other Revenues	0
Total Revenues	**4,055**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**4,055**
Operating Expenses:	
Compensation and Benefits	21
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	3,707
Computer Ops and Data Communication	0
Occupancy	3
Regulatory	0
General Administrative and Other	(45)
Merger Related Expenses Total	466
Total Operating Expenses	**4,151**
Operating Income	**(96)**
Total Interest Income	0
Total Interest Expense	(1)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(97)
Income Tax Provisions	**129**
Net Income	**(225)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	(225)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Marketwire China Holding (HK) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	13
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	107
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**120**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	2,191
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**2,191**
Total Assets	**2,311**
LIABILITIES	
Total AP and Accrued Expenses	2,297
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(7)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**2,290**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**2,290**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	24,292
Accumulated Other Comprehensive Income/(Loss)	280
Total Retained Earnings	(4,094)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**20**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**20**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,311**

Nasdaq, Inc.
Unconsolidated Statement of Income -Marketwire China Holding (HK) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	86
Total Revenues	**86**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**86**
Operating Expenses:	
Compensation and Benefits	41
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	40
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	19
Merger Related Expenses Total	0
Total Operating Expenses	**101**
Operating Income	**(15)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(15)
Income Tax Provisions	**1**
Net Income	**(15)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	(15)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Marketwired UK Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	166
Investments	-
Total Receivables - Net	7
Current Restricted Cash	-
Other Current Assets	(170)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**2**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,450
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**1,450**
Total Assets	**1,452**
LIABILITIES	
Total AP and Accrued Expenses	36
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(7)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**29**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**29**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,629,000
Accumulated Other Comprehensive Income/(Loss)	(148,860)
Total Retained Earnings	(57,194)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,423**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,423**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,452**

Nasdaq, Inc.
Unconsolidated Statement of Income -Marketwired UK Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	166
Total Revenues	**166**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**197**
Operating Expenses:	
Compensation and Benefits	(1)
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	125
Computer Ops and Data Communication	3
Occupancy	14
Regulatory	0
General Administrative and Other	2
Merger Related Expenses Total	83
Total Operating Expenses	**226**
Operating Income	**(29)**
Total Interest Income	0
Total Interest Expense	(1)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(30)**
Income Tax Provisions	**0**
Net Income	**(30)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(30)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq AB
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	10
Investments	-
Total Receivables - Net	16,162
Current Restricted Cash	-
Other Current Assets	(441,497)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**(425,325)**
Long Term Assets:	
Total Property and Equipment - Net	517
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	333
Other Long Term Assets	(3,190,976)
Total Long Term Assets	**(3,190,126)**
Total Assets	**(3,615,451)**
LIABILITIES	
Total AP and Accrued Expenses	485
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	869
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	446,690
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**448,044**
Total Long Term Debt	-
Non Current Deferred Tax Liability	33
Non-current deferred revenue	-
All Other Long Term Liabilities	1,513
Long Term Liabilities	**1,546**
Total Liabilities	**449,589**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,189,887,706)
Accumulated Other Comprehensive Income/(Loss)	324,016,820
Total Retained Earnings	(199,169,437)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	(4,065,040)
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	(4,065,040)
Total Liabilities Non Controlling Interest and Stockholders Equity	(3,615,451)

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq AB
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	9
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	11,978
Total Revenues	**11,987**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**11,987**
Operating Expenses:	
Compensation and Benefits	4,533
Marketing and Advertising	91
Depr and Amortization	172
Professional and Contract Services	2,382
Computer Ops and Data Communication	76
Occupancy	8,068
Regulatory	0
General Administrative and Other	670
Merger Related Expenses Total	256
Total Operating Expenses	**16,249**
Operating Income	**(4,262)**
Total Interest Income	0
Total Interest Expense	(3,155)
Dividend and Investment Income	10,945
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	10,945
Income from Unconsolidated Investees - net	(944)
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,585
Income Tax Provisions	**790**
Net Income	**1,795**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	1,795

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq (Asia Pacific) Pte. Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	294
Investments	-
Total Receivables - Net	2,144
Current Restricted Cash	-
Other Current Assets	14,117
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**16,555**
Long Term Assets:	
Total Property and Equipment - Net	97
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**97**
Total Assets	**16,652**
LIABILITIES	
Total AP and Accrued Expenses	20
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	592
Deferred Revenue	2,013
Current Portion Capital Leases	-
Other Accrued Liabilities	301
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**2,926**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**2,926**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,012,259
Accumulated Other Comprehensive Income/(Loss)	251,646
Total Retained Earnings	12,461,722
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**13,726**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**13,726**
Total Liabilities Non Controlling Interest and Stockholders Equity	**16,652**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq (Asia Pacific) Pte. Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	8,028
Other Revenues	2,011
Total Revenues	**10,038**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**10,038**
Operating Expenses:	
Compensation and Benefits	3,255
Marketing and Advertising	12
Depr and Amortization	35
Professional and Contract Services	7
Computer Ops and Data Communication	5,206
Occupancy	267
Regulatory	0
General Administrative and Other	455
Merger Related Expenses Total	13
Total Operating Expenses	**9,250**
Operating Income	**789**
Total Interest Income	142
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**931**
Income Tax Provisions	**135**
Net Income	**796**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	796

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	17
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**17**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	46,932
Other Intangibles	8,333
Non Current Deferred Taxes	-
Other Long Term Assets	4,164
Total Long Term Assets	**59,429**
Total Assets	**59,447**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	2,500
Non-current deferred revenue	-
All Other Long Term Liabilities	1,688
Long Term Liabilities	**4,188**
Total Liabilities	**4,188**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	76,468,170
Accumulated Other Comprehensive Income/(Loss)	(7,347,659)
Total Retained Earnings	(13,861,534)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**55,259**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**55,259**
Total Liabilities Non Controlling Interest and Stockholders Equity	**59,447**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	819
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**819**
Operating Income	**(819)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(819)**
Income Tax Provisions	**(188)**
Net Income	**(631)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(631)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Broker Services AB
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	1,203
Investments	7,314
Total Receivables - Net	2,815
Current Restricted Cash	-
Other Current Assets	7,100
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**18,432**
Long Term Assets:	
Total Property and Equipment - Net	2
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**2**
Total Assets	**18,434**
LIABILITIES	
Total AP and Accrued Expenses	93
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	518
Deferred Revenue	572
Current Portion Capital Leases	-
Other Accrued Liabilities	2,235
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**3,419**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**3,419**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	14,282,522
Accumulated Other Comprehensive Income/(Loss)	(3,797,824)
Total Retained Earnings	4,530,393
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**15,015**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**15,015**
Total Liabilities Non Controlling Interest and Stockholders Equity	**18,434**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Broker Services AB
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	16,200
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	662
Total Revenues	**16,862**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**16,862**
Operating Expenses:	
Compensation and Benefits	1,760
Marketing and Advertising	11
Depr and Amortization	0
Professional and Contract Services	431
Computer Ops and Data Communication	7,652
Occupancy	107
Regulatory	6
General Administrative and Other	1,079
Merger Related Expenses Total	0
Total Operating Expenses	**11,047**
Operating Income	**5,815**
Total Interest Income	(18)
Total Interest Expense	(1)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(9)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	5,787
Income Tax Provisions	**1,304**
Net Income	**4,483**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**4,483**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Canada, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	1,702
Investments	-
Total Receivables - Net	23
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**1,724**
Long Term Assets:	
Total Property and Equipment - Net	305
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**305**
Total Assets	**2,030**
LIABILITIES	
Total AP and Accrued Expenses	1,069
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	419
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(53)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**1,436**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	1,160
Long Term Liabilities	**1,160**
Total Liabilities	**2,596**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,135,764
Accumulated Other Comprehensive Income/(Loss)	84,197
Total Retained Earnings	(2,785,744)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	(566)
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	(566)
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,030**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Canada, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	3,873
Total Revenues	**3,873**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**3,873**
Operating Expenses:	
Compensation and Benefits	2,948
Marketing and Advertising	17
Depr and Amortization	55
Professional and Contract Services	197
Computer Ops and Data Communication	10
Occupancy	(125)
Regulatory	809
General Administrative and Other	192
Merger Related Expenses Total	5
Total Operating Expenses	**4,108**
Operating Income	**(235)**
Total Interest Income	6
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(229)**
Income Tax Provisions	**773**
Net Income	**(1,002)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(1,002)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	1,615
Investments	115,048
Total Receivables - Net	638
Current Restricted Cash	-
Other Current Assets	84,228
Margin Deposits & Default Fund	3,988,208
Assets held for sale	-
Total Current Assets	**4,189,738**
Long Term Assets:	
Total Property and Equipment - Net	708
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	17
Other Long Term Assets	658,714
Total Long Term Assets	**659,439**
Total Assets	**4,849,177**
LIABILITIES	
Total AP and Accrued Expenses	11,240
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,500
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	3,988,340
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**4,001,081**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	97
Long Term Liabilities	**97**
Total Liabilities	**4,001,177**

EQUITY

Common Stock Total	28,074,666
Common Stock in Treasury Total	-
Additional Paid in Capital	1,112,908,526
Accumulated Other Comprehensive Income/(Loss)	187,670,543
Total Retained Earnings	(480,653,668)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**848,000**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**848,000**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,849,177**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	45,537
Corporate Services	0
Global Information Services	517
Market Technology Revenues	778
Other Revenues	1,519
Total Revenues	**48,351**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**48,351**
Operating Expenses:	
Compensation and Benefits	5,578
Marketing and Advertising	35
Depr and Amortization	808
Professional and Contract Services	2,742
Computer Ops and Data Communication	12,484
Occupancy	346
Regulatory	852
General Administrative and Other	2,496
Merger Related Expenses Total	0
Total Operating Expenses	**25,341**
Operating Income	**23,010**
Total Interest Income	(709)
Total Interest Expense	(438)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	22
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	21,884
Income Tax Provisions	**4,482**
Net Income	**17,402**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	17,402

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	1,280
Investments	-
Total Receivables - Net	6,326
Current Restricted Cash	-
Other Current Assets	46,908
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**54,515**
Long Term Assets:	
Total Property and Equipment - Net	157
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	646
Other Long Term Assets	173
Total Long Term Assets	**976**
Total Assets	**55,491**
LIABILITIES	
Total AP and Accrued Expenses	1,111
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,698
Deferred Revenue	278
Current Portion Capital Leases	-
Other Accrued Liabilities	836
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**3,923**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	2,783
All Other Long Term Liabilities	8,332
Long Term Liabilities	**11,115**
Total Liabilities	**15,039**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	52,129,001
Accumulated Other Comprehensive Income/(Loss)	(4,080,206)
Total Retained Earnings	(7,596,797)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**40,452**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**40,452**
Total Liabilities Non Controlling Interest and Stockholders Equity	**55,491**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	18,764
Corporate Services	13,225
Global Information Services	16,572
Market Technology Revenues	0
Other Revenues	2,362
Total Revenues	**50,923**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**50,923**
Operating Expenses:	
Compensation and Benefits	6,140
Marketing and Advertising	173
Depr and Amortization	75
Professional and Contract Services	1,629
Computer Ops and Data Communication	3,575
Occupancy	829
Regulatory	676
General Administrative and Other	1,447
Merger Related Expenses Total	0
Total Operating Expenses	**14,542**
Operating Income	**36,380**
Total Interest Income	21
Total Interest Expense	(11)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	36,390
Income Tax Provisions	**8,129**
Net Income	**28,261**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	28,261

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions Canada ULC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	1,035
Investments	-
Total Receivables - Net	4,907
Current Restricted Cash	-
Other Current Assets	1,483
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**7,425**
Long Term Assets:	
Total Property and Equipment - Net	1,636
Goodwill	49,759
Other Intangibles	15,573
Non Current Deferred Taxes	184
Other Long Term Assets	205
Total Long Term Assets	**67,358**
Total Assets	**74,782**
LIABILITIES	
Total AP and Accrued Expenses	1,330
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	920
Deferred Revenue	336
Current Portion Capital Leases	-
Other Accrued Liabilities	1,247
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**3,834**
Total Long Term Debt	-
Non Current Deferred Tax Liability	4,889
Non-current deferred revenue	-
All Other Long Term Liabilities	1,307
Long Term Liabilities	**6,196**
Total Liabilities	**10,030**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	109,252,948
Accumulated Other Comprehensive Income/(Loss)	5,433,955
Total Retained Earnings	(49,934,368)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**64,753**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**64,753**
Total Liabilities Non Controlling Interest and Stockholders Equity	**74,782**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions Canada ULC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	263
Global Information Services	0
Market Technology Revenues	0
Other Revenues	3,912
Total Revenues	**4,175**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**20,212**
Operating Expenses:	
Compensation and Benefits	10,156
Marketing and Advertising	26
Depr and Amortization	2,995
Professional and Contract Services	3,477
Computer Ops and Data Communication	1,905
Occupancy	1,088
Regulatory	0
General Administrative and Other	837
Merger Related Expenses Total	469
Total Operating Expenses	**20,953**
Operating Income	**(741)**
Total Interest Income	10
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(731)
Income Tax Provisions	**0**
Net Income	**(731)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	(731)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions (India) Private Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	6,610
Investments	-
Total Receivables - Net	(57)
Current Restricted Cash	-
Other Current Assets	1,070
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**7,623**
Long Term Assets:	
Total Property and Equipment - Net	7,125
Goodwill	852
Other Intangibles	-
Non Current Deferred Taxes	184
Other Long Term Assets	1,141
Total Long Term Assets	**9,302**
Total Assets	**16,925**
LIABILITIES	
Total AP and Accrued Expenses	1,797
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,062
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(2,056)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**803**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**803**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	11,608,626
Accumulated Other Comprehensive Income/(Loss)	(411,192)
Total Retained Earnings	4,924,339
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**16,122**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**16,122**
Total Liabilities Non Controlling Interest and Stockholders Equity	**16,925**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions (India) Private Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	2
Global Information Services	0
Market Technology Revenues	0
Other Revenues	17,581
Total Revenues	**17,583**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**17,583**
Operating Expenses:	
Compensation and Benefits	6,601
Marketing and Advertising	45
Depr and Amortization	1,873
Professional and Contract Services	3,012
Computer Ops and Data Communication	525
Occupancy	2,149
Regulatory	0
General Administrative and Other	988
Merger Related Expenses Total	6
Total Operating Expenses	**15,199**
Operating Income	**2,384**
Total Interest Income	7
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**2,391**
Income Tax Provisions	**985**
Net Income	**1,406**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,406**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions International Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	10,591
Investments	-
Total Receivables - Net	7,164
Current Restricted Cash	-
Other Current Assets	1,227
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**18,982**
Long Term Assets:	
Total Property and Equipment - Net	9,135
Goodwill	92,056
Other Intangibles	11,373
Non Current Deferred Taxes	-
Other Long Term Assets	1,888
Total Long Term Assets	**114,452**
Total Assets	**133,434**
LIABILITIES	
Total AP and Accrued Expenses	980
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	867
Deferred Revenue	1,744
Current Portion Capital Leases	-
Other Accrued Liabilities	624
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**4,215**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**4,215**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	136,691,493
Accumulated Other Comprehensive Income/(Loss)	(12,070,297)
Total Retained Earnings	4,597,887
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**129,219**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**129,219**
Total Liabilities Non Controlling Interest and Stockholders Equity	**133,434**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions International Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	25,613
Global Information Services	0
Market Technology Revenues	0
Other Revenues	17,140
Total Revenues	**42,753**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**79,200**
Operating Expenses:	
Compensation and Benefits	6,974
Marketing and Advertising	66
Depr and Amortization	3,548
Professional and Contract Services	50,459
Computer Ops and Data Communication	4,171
Occupancy	1,321
Regulatory	0
General Administrative and Other	1,545
Merger Related Expenses Total	34
Total Operating Expenses	**68,119**
Operating Income	**11,081**
Total Interest Income	4
Total Interest Expense	(62)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	11,023
Income Tax Provisions	**149**
Net Income	**10,874**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**10,874**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CSD Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	3,910
Investments	-
Total Receivables - Net	424
Current Restricted Cash	-
Other Current Assets	2,375
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**6,709**
Long Term Assets:	
Total Property and Equipment - Net	42
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	1
Total Long Term Assets	**43**
Total Assets	**6,752**
LIABILITIES	
Total AP and Accrued Expenses	138
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	337
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	710
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**1,186**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1**
Total Liabilities	**1,187**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,630,515
Accumulated Other Comprehensive Income/(Loss)	(1,469,333)
Total Retained Earnings	2,404,429
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**5,566**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**5,566**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6,752**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq CSD Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	6,416
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	144
Total Revenues	**6,560**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**6,560**
Operating Expenses:	
Compensation and Benefits	1,131
Marketing and Advertising	9
Depr and Amortization	18
Professional and Contract Services	524
Computer Ops and Data Communication	348
Occupancy	138
Regulatory	51
General Administrative and Other	1,204
Merger Related Expenses Total	0
Total Operating Expenses	**3,422**
Operating Income	**3,138**
Total Interest Income	250
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	3,388
Income Tax Provisions	**684**
Net Income	**2,704**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,704**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CSD SE
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	8,751
Investments	3,368
Total Receivables - Net	374
Current Restricted Cash	-
Other Current Assets	(4,909)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**7,585**
Long Term Assets:	
Total Property and Equipment - Net	214
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	2
Other Long Term Assets	2,673
Total Long Term Assets	**2,889**
Total Assets	**10,474**
LIABILITIES	
Total AP and Accrued Expenses	6,014
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	121
Deferred Revenue	9
Current Portion Capital Leases	5
Other Accrued Liabilities	32
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**6,182**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	9
Long Term Liabilities	**9**
Total Liabilities	**6,191**

EQUITY

Common Stock Total	6,294,283
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	380,406
Total Retained Earnings	(2,391,182)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**4,284**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,284**
Total Liabilities Non Controlling Interest and Stockholders Equity	**10,474**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq CSD SE
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	2,843
Corporate Services	1
Global Information Services	0
Market Technology Revenues	0
Other Revenues	645
Total Revenues	**3,489**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**3,489**
Operating Expenses:	
Compensation and Benefits	955
Marketing and Advertising	25
Depr and Amortization	112
Professional and Contract Services	328
Computer Ops and Data Communication	325
Occupancy	86
Regulatory	65
General Administrative and Other	791
Merger Related Expenses Total	0
Total Operating Expenses	**2,687**
Operating Income	**802**
Total Interest Income	32
Total Interest Expense	(12)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(0)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	822
Income Tax Provisions	279
Net Income	543
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	543

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CXC Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	10,451
Investments	-
Total Receivables - Net	3,377
Current Restricted Cash	199
Other Current Assets	147
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**14,174**
Long Term Assets:	
Total Property and Equipment - Net	3,203
Goodwill	59,491
Other Intangibles	74,904
Non Current Deferred Taxes	-
Other Long Term Assets	81
Total Long Term Assets	**137,679**
Total Assets	**151,853**
LIABILITIES	
Total AP and Accrued Expenses	478
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	374
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(947)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**(95)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	21,154
Non-current deferred revenue	-
All Other Long Term Liabilities	1,065
Long Term Liabilities	**22,219**
Total Liabilities	**22,124**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	115,024,115
Accumulated Other Comprehensive Income/(Loss)	12,885,544
Total Retained Earnings	1,819,923
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**129,730**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**129,730**
Total Liabilities Non Controlling Interest and Stockholders Equity	**151,853**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq CXC Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	11,693
Corporate Services	0
Global Information Services	6,174
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**17,866**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	(25)
Total Cost of Revenues	**(25)**
Revenues less Cost of Revenues	**17,842**
Operating Expenses:	
Compensation and Benefits	1,623
Marketing and Advertising	29
Depr and Amortization	5,318
Professional and Contract Services	2,519
Computer Ops and Data Communication	1,397
Occupancy	1,524
Regulatory	173
General Administrative and Other	495
Merger Related Expenses Total	0
Total Operating Expenses	**13,078**
Operating Income	**4,764**
Total Interest Income	49
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**4,813**
Income Tax Provisions	**1,265**
Net Income	**3,548**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**3,548**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	71
Investments	-
Total Receivables - Net	4,481
Current Restricted Cash	-
Other Current Assets	(15,655)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**(11,103)**
Long Term Assets:	
Total Property and Equipment - Net	24,675
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**24,675**
Total Assets	**13,572**
LIABILITIES	
Total AP and Accrued Expenses	694
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,545
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	2,240
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**7,478**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**7,478**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	142,344
Accumulated Other Comprehensive Income/(Loss)	(1,261,780)
Total Retained Earnings	7,212,879
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**6,093**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**6,093**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,572**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	24
Corporate Services	0
Global Information Services	0
Market Technology Revenues	41,469
Other Revenues	0
Total Revenues	**41,493**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**41,493**
Operating Expenses:	
Compensation and Benefits	9,337
Marketing and Advertising	6
Depr and Amortization	6,680
Professional and Contract Services	1,177
Computer Ops and Data Communication	21,820
Occupancy	1,077
Regulatory	0
General Administrative and Other	(892)
Merger Related Expenses Total	153
Total Operating Expenses	**39,359**
Operating Income	**2,135**
Total Interest Income	0
Total Interest Expense	(104)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,031
Income Tax Provisions	**640**
Net Income	**1,392**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,392**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq France SAS
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	422
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	5,106
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**5,528**
Long Term Assets:	
Total Property and Equipment - Net	92
Goodwill	-
Other Intangibles	(0)
Non Current Deferred Taxes	583
Other Long Term Assets	116
Total Long Term Assets	**791**
Total Assets	**6,319**
LIABILITIES	
Total AP and Accrued Expenses	79
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	780
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	320
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**1,180**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,882
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1,882**
Total Liabilities	**3,062**

EQUITY

Common Stock Total	1
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(197,957)
Total Retained Earnings	3,454,952
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**3,257**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,257**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6,319**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq France SAS
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	6,690
Total Revenues	**6,690**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**6,690**
Operating Expenses:	
Compensation and Benefits	5,088
Marketing and Advertising	72
Depr and Amortization	56
Professional and Contract Services	84
Computer Ops and Data Communication	14
Occupancy	604
Regulatory	0
General Administrative and Other	362
Merger Related Expenses Total	1
Total Operating Expenses	**6,281**
Operating Income	**409**
Total Interest Income	0
Total Interest Expense	(1)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	408
Income Tax Provisions	**184**
Net Income	**225**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**225**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	451
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	2,636
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**3,087**
Long Term Assets:	
Total Property and Equipment - Net	574
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	34
Total Long Term Assets	**608**
Total Assets	**3,696**
LIABILITIES	
Total AP and Accrued Expenses	183
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	455
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	681
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**1,318**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	1,123
Long Term Liabilities	**1,123**
Total Liabilities	**2,442**

EQUITY

Common Stock Total	(549)
Common Stock in Treasury Total	-
Additional Paid in Capital	316,158
Accumulated Other Comprehensive Income/(Loss)	66,366
Total Retained Earnings	871,734
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,254**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,254**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,696**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	6,938
Total Revenues	**6,938**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**6,938**
Operating Expenses:	
Compensation and Benefits	3,476
Marketing and Advertising	6
Depr and Amortization	254
Professional and Contract Services	534
Computer Ops and Data Communication	425
Occupancy	1,342
Regulatory	0
General Administrative and Other	343
Merger Related Expenses Total	50
Total Operating Expenses	**6,429**
Operating Income	**509**
Total Interest Income	(0)
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	508
Income Tax Provisions	226
Net Income	282
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	282

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	679
Investments	-
Total Receivables - Net	4,976
Current Restricted Cash	-
Other Current Assets	45,757
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**51,412**
Long Term Assets:	
Total Property and Equipment - Net	143
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	540
Other Long Term Assets	8,587
Total Long Term Assets	**9,270**
Total Assets	**60,682**
LIABILITIES	
Total AP and Accrued Expenses	527
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,012
Deferred Revenue	7
Current Portion Capital Leases	-
Other Accrued Liabilities	29,962
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**31,508**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	2,627
All Other Long Term Liabilities	-
Long Term Liabilities	**2,627**
Total Liabilities	**34,134**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(7,893,363)
Accumulated Other Comprehensive Income/(Loss)	(11,181,483)
Total Retained Earnings	45,531,209
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**26,456**
Non Controlling Interest	92
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**26,548**
Total Liabilities Non Controlling Interest and Stockholders Equity	**60,682**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	17,394
Corporate Services	6,941
Global Information Services	11,587
Market Technology Revenues	0
Other Revenues	681
Total Revenues	**36,602**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**36,759**
Operating Expenses:	
Compensation and Benefits	3,344
Marketing and Advertising	97
Depr and Amortization	138
Professional and Contract Services	3,189
Computer Ops and Data Communication	2,151
Occupancy	540
Regulatory	385
General Administrative and Other	1,034
Merger Related Expenses Total	0
Total Operating Expenses	**10,878**
Operating Income	**25,881**
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income	(27,582)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(27,582)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(1,701)
Income Tax Provisions	**(95)**
Net Income	**(1,606)**
Net (income) expense attributable to noncontrolling interests	(13)
Net Income attributable to Nasdaq, Inc.	**(1,619)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	(7,055)
Investments	-
Total Receivables - Net	3,034,952
Current Restricted Cash	-
Other Current Assets	1,641
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**3,029,538**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	3,962
Other Long Term Assets	(4,122,216)
Total Long Term Assets	**(4,118,255)**
Total Assets	**(1,088,717)**
LIABILITIES	
Total AP and Accrued Expenses	17,216
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	486
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	36,865
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**54,567**
Total Long Term Debt	-
Non Current Deferred Tax Liability	11
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**11**
Total Liabilities	**54,579**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,145,106,634)
Accumulated Other Comprehensive Income/(Loss)	3,360,935,764
Total Retained Earnings	(359,124,901)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	(1,143,296)
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	(1,143,296)
Total Liabilities Non Controlling Interest and Stockholders Equity	(1,088,717)

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	(0)
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	2,914
Total Revenues	**2,914**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**2,914**
Operating Expenses:	
Compensation and Benefits	2,175
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	725
Computer Ops and Data Communication	53
Occupancy	154
Regulatory	0
General Administrative and Other	278
Merger Related Expenses Total	0
Total Operating Expenses	**3,386**
Operating Income	**(473)**
Total Interest Income	29
Total Interest Expense	(112)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(555)
Income Tax Provisions	**1,411**
Net Income	**(1,966)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(1,966)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	28
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	37,981
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**38,009**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	52,129
Total Long Term Assets	**52,129**
Total Assets	**90,138**
LIABILITIES	
Total AP and Accrued Expenses	13
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	145,913
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**145,926**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**145,926**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(66,045,395)
Accumulated Other Comprehensive Income/(Loss)	23,272,480
Total Retained Earnings	(13,015,562)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	(55,788)
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	(55,788)
Total Liabilities Non Controlling Interest and Stockholders Equity	**90,138**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	8
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**9**
Operating Income	**(9)**
Total Interest Income	106
Total Interest Expense	(2,602)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(2,504)**
Income Tax Provisions	**(575)**
Net Income	**(1,929)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(1,929)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding Luxembourg Sárl
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	221
Investments	-
Total Receivables - Net	449
Current Restricted Cash	-
Other Current Assets	1,093,174
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**1,093,844**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	3,209,750
Total Long Term Assets	**3,209,750**
Total Assets	**4,303,594**
LIABILITIES	
Total AP and Accrued Expenses	449
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(157)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**292**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	4,112,976
Long Term Liabilities	**4,112,976**
Total Liabilities	**4,113,268**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(223,401,650)
Accumulated Other Comprehensive Income/(Loss)	322,787,943
Total Retained Earnings	90,939,368
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**190,326**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**190,326**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,303,594**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding Luxembourg Sárl
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	87
Computer Ops and Data Communication	0
Occupancy	15
Regulatory	0
General Administrative and Other	4
Merger Related Expenses Total	0
Total Operating Expenses	**106**
Operating Income	**(106)**
Total Interest Income	28,401
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**28,295**
Income Tax Provisions	**0**
Net Income	**28,295**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**28,295**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Iceland hf
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	1,682
Investments	-
Total Receivables - Net	597
Current Restricted Cash	-
Other Current Assets	3,047
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**5,327**
Long Term Assets:	
Total Property and Equipment - Net	71
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	227
Other Long Term Assets	-
Total Long Term Assets	**298**
Total Assets	**5,625**
LIABILITIES	
Total AP and Accrued Expenses	106
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	733
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	97
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**936**
Total Long Term Debt	-
Non Current Deferred Tax Liability	2
Non-current deferred revenue	1,136
All Other Long Term Liabilities	-
Long Term Liabilities	**1,138**
Total Liabilities	**2,074**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	10,889,562
Accumulated Other Comprehensive Income/(Loss)	(5,626,248)
Total Retained Earnings	(1,712,136)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**3,551**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,551**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,625**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Iceland hf
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	2,560
Corporate Services	1,758
Global Information Services	133
Market Technology Revenues	0
Other Revenues	458
Total Revenues	**4,909**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**4,909**
Operating Expenses:	
Compensation and Benefits	2,770
Marketing and Advertising	43
Depr and Amortization	24
Professional and Contract Services	388
Computer Ops and Data Communication	598
Occupancy	242
Regulatory	45
General Administrative and Other	181
Merger Related Expenses Total	0
Total Operating Expenses	**4,292**
Operating Income	**617**
Total Interest Income	255
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**872**
Income Tax Provisions	**102**
Net Income	**771**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**771**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq International Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	269
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	10,665
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**10,934**
Long Term Assets:	
Total Property and Equipment - Net	158
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**158**
Total Assets	**11,093**
LIABILITIES	
Total AP and Accrued Expenses	198
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,053
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	253
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**2,503**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**2,504**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3
Accumulated Other Comprehensive Income/(Loss)	(1,977,348)
Total Retained Earnings	10,566,424
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**8,589**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**8,589**
Total Liabilities Non Controlling Interest and Stockholders Equity	**11,093**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq International Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	17,075
Total Revenues	**17,075**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**17,075**
Operating Expenses:	
Compensation and Benefits	12,275
Marketing and Advertising	876
Depr and Amortization	21
Professional and Contract Services	1,137
Computer Ops and Data Communication	96
Occupancy	693
Regulatory	32
General Administrative and Other	1,342
Merger Related Expenses Total	24
Total Operating Expenses	**16,497**
Operating Income	**578**
Total Interest Income	18
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	596
Income Tax Provisions	35
Net Income	561
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	561

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Korea Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	1,066
Investments	-
Total Receivables - Net	11
Current Restricted Cash	-
Other Current Assets	(82)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**995**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**995**
LIABILITIES	
Total AP and Accrued Expenses	4
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	58
Deferred Revenue	185
Current Portion Capital Leases	-
Other Accrued Liabilities	130
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**376**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**376**

EQUITY

Common Stock Total	93,064
Common Stock in Treasury Total	-
Additional Paid in Capital	2,665
Accumulated Other Comprehensive Income/(Loss)	(13,602)
Total Retained Earnings	536,603
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**619**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**619**
Total Liabilities Non Controlling Interest and Stockholders Equity	**995**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Korea Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	1,105
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**1,105**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,118**
Operating Expenses:	
Compensation and Benefits	337
Marketing and Advertising	2
Depr and Amortization	0
Professional and Contract Services	47
Computer Ops and Data Communication	1
Occupancy	39
Regulatory	0
General Administrative and Other	41
Merger Related Expenses Total	0
Total Operating Expenses	**467**
Operating Income	**651**
Total Interest Income	0
Total Interest Expense	(2)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	650
Income Tax Provisions	**130**
Net Income	**520**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**520**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	219
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	7,552
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**7,771**
Long Term Assets:	
Total Property and Equipment - Net	78
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	105,011
Total Long Term Assets	**105,089**
Total Assets	**112,859**
LIABILITIES	
Total AP and Accrued Expenses	205
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,268
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	387
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**1,861**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,861**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	106,470,193
Accumulated Other Comprehensive Income/(Loss)	(530,927)
Total Retained Earnings	5,059,311
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**110,999**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**110,999**
Total Liabilities Non Controlling Interest and Stockholders Equity	**112,859**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	9,444
Total Revenues	**9,444**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**9,444**
Operating Expenses:	
Compensation and Benefits	6,971
Marketing and Advertising	63
Depr and Amortization	71
Professional and Contract Services	305
Computer Ops and Data Communication	41
Occupancy	1,187
Regulatory	0
General Administrative and Other	236
Merger Related Expenses Total	20
Total Operating Expenses	**8,894**
Operating Income	**550**
Total Interest Income	2,239
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**2,788**
Income Tax Provisions	**354**
Net Income	**2,434**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,434**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq NLX Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	5,233
Investments	-
Total Receivables - Net	0
Current Restricted Cash	-
Other Current Assets	294
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**5,527**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**5,527**
LIABILITIES	
Total AP and Accrued Expenses	143
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	142
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	7
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**292**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**292**

EQUITY

Common Stock Total	(40,462)
Common Stock in Treasury Total	-
Additional Paid in Capital	103,924,227
Accumulated Other Comprehensive Income/(Loss)	(107,129)
Total Retained Earnings	(98,541,355)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**5,235**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**5,235**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,527**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq NLX Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	(826)
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**(826)**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**(826)**
Operating Expenses:	
Compensation and Benefits	1,053
Marketing and Advertising	12
Depr and Amortization	0
Professional and Contract Services	578
Computer Ops and Data Communication	1,354
Occupancy	51
Regulatory	0
General Administrative and Other	223
Merger Related Expenses Total	1,130
Total Operating Expenses	**4,401**
Operating Income	**(5,227)**
Total Interest Income	3
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(5,224)**
Income Tax Provisions	**0**
Net Income	**(5,224)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(5,224)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Nordic Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	2,316
Investments	-
Total Receivables - Net	15,744
Current Restricted Cash	-
Other Current Assets	24,475
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**42,535**
Long Term Assets:	
Total Property and Equipment - Net	60
Goodwill	3,531
Other Intangibles	-
Non Current Deferred Taxes	72
Other Long Term Assets	838,606
Total Long Term Assets	**842,269**
Total Assets	**884,804**
LIABILITIES	
Total AP and Accrued Expenses	16,455
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	361
Deferred Revenue	2,144
Current Portion Capital Leases	-
Other Accrued Liabilities	35,520
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**54,480**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**54,480**

EQUITY

Common Stock Total	42,120,874
Common Stock in Treasury Total	-
Additional Paid in Capital	1,104,359,138
Accumulated Other Comprehensive Income/(Loss)	43,160,172
Total Retained Earnings	(359,444,880)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**830,195**
Non Controlling Interest	129
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**830,324**
Total Liabilities Non Controlling Interest and Stockholders Equity	**884,804**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Nordic Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	7,375
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,768
Total Revenues	**9,144**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**12,548**
Operating Expenses:	
Compensation and Benefits	1,593
Marketing and Advertising	13
Depr and Amortization	46
Professional and Contract Services	2,228
Computer Ops and Data Communication	185
Occupancy	318
Regulatory	10
General Administrative and Other	1,155
Merger Related Expenses Total	0
Total Operating Expenses	**5,547**
Operating Income	**7,001**
Total Interest Income	0
Total Interest Expense	(54)
Dividend and Investment Income	(7,205)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(7,205)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(259)
Income Tax Provisions	**8**
Net Income	**(267)**
Net (income) expense attributable to noncontrolling interests	(34)
Net Income attributable to Nasdaq, Inc.	
	(301)

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX Europe, Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	136
Investments	-
Total Receivables - Net	20
Current Restricted Cash	-
Other Current Assets	10,658
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**10,814**
Long Term Assets:	
Total Property and Equipment - Net	25
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	219
Other Long Term Assets	-
Total Long Term Assets	**244**
Total Assets	**11,058**
LIABILITIES	
Total AP and Accrued Expenses	99
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	732
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	6
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**837**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	10
Long Term Liabilities	**10**
Total Liabilities	**847**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	38,962,779
Accumulated Other Comprehensive Income/(Loss)	(1,306,424)
Total Retained Earnings	(27,445,752)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**10,211**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**10,211**
Total Liabilities Non Controlling Interest and Stockholders Equity	**11,058**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX Europe, Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	5,667
Total Revenues	**5,667**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**5,667**
Operating Expenses:	
Compensation and Benefits	4,447
Marketing and Advertising	76
Depr and Amortization	15
Professional and Contract Services	161
Computer Ops and Data Communication	144
Occupancy	390
Regulatory	0
General Administrative and Other	408
Merger Related Expenses Total	4
Total Operating Expenses	**5,645**
Operating Income	**22**
Total Interest Income	23
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**45**
Income Tax Provisions	**(15)**
Net Income	**60**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**60**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	25,038
Investments	-
Total Receivables - Net	1,278
Current Restricted Cash	-
Other Current Assets	(361)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**25,955**
Long Term Assets:	
Total Property and Equipment - Net	87
Goodwill	6,071
Other Intangibles	1,303
Non Current Deferred Taxes	148
Other Long Term Assets	55
Total Long Term Assets	**7,664**
Total Assets	**33,620**
LIABILITIES	
Total AP and Accrued Expenses	892
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	495
Deferred Revenue	110
Current Portion Capital Leases	-
Other Accrued Liabilities	1,044
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**2,540**
Total Long Term Debt	-
Non Current Deferred Tax Liability	327
Non-current deferred revenue	-
All Other Long Term Liabilities	29
Long Term Liabilities	**357**
Total Liabilities	**2,897**

EQUITY

Common Stock Total	2
Common Stock in Treasury Total	-
Additional Paid in Capital	15,702,622
Accumulated Other Comprehensive Income/(Loss)	(6,244,734)
Total Retained Earnings	21,265,117
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**30,723**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**30,723**
Total Liabilities Non Controlling Interest and Stockholders Equity	**33,620**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	9,531
Corporate Services	0
Global Information Services	1,857
Market Technology Revenues	0
Other Revenues	34
Total Revenues	**11,422**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**11,422**
Operating Expenses:	
Compensation and Benefits	2,020
Marketing and Advertising	75
Depr and Amortization	6
Professional and Contract Services	1,409
Computer Ops and Data Communication	3,084
Occupancy	(0)
Regulatory	6
General Administrative and Other	813
Merger Related Expenses Total	0
Total Operating Expenses	**7,412**
Operating Income	**4,010**
Total Interest Income	197
Total Interest Expense	(20)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**4,187**
Income Tax Provisions	**1,028**
Net Income	**3,159**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**3,159**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	1,484
Investments	-
Total Receivables - Net	977
Current Restricted Cash	-
Other Current Assets	1,061
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**3,523**
Long Term Assets:	
Total Property and Equipment - Net	981
Goodwill	10,267
Other Intangibles	1,865
Non Current Deferred Taxes	1,397
Other Long Term Assets	-
Total Long Term Assets	**14,510**
Total Assets	**18,032**
LIABILITIES	
Total AP and Accrued Expenses	997
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,672
Deferred Revenue	19
Current Portion Capital Leases	-
Other Accrued Liabilities	604
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**6,292**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(69)
Non-current deferred revenue	-
All Other Long Term Liabilities	289
Long Term Liabilities	**220**
Total Liabilities	**6,511**

EQUITY

Common Stock Total	2
Common Stock in Treasury Total	-
Additional Paid in Capital	1,694,090
Accumulated Other Comprehensive Income/(Loss)	(1,709,268)
Total Retained Earnings	11,536,345
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**11,521**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**11,521**
Total Liabilities Non Controlling Interest and Stockholders Equity	**18,032**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	2,667
Global Information Services	0
Market Technology Revenues	0
Other Revenues	21,903
Total Revenues	**24,570**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**27,537**
Operating Expenses:	
Compensation and Benefits	17,516
Marketing and Advertising	152
Depr and Amortization	661
Professional and Contract Services	3,100
Computer Ops and Data Communication	624
Occupancy	1,821
Regulatory	0
General Administrative and Other	1,850
Merger Related Expenses Total	18
Total Operating Expenses	**25,741**
Operating Income	**1,796**
Total Interest Income	13
Total Interest Expense	(104)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,706
Income Tax Provisions	**387**
Net Income	**1,318**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,318**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Riga, AS
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	1,581
Investments	-
Total Receivables - Net	147
Current Restricted Cash	-
Other Current Assets	104
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**1,832**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	32
Other Long Term Assets	(0)
Total Long Term Assets	**32**
Total Assets	**1,864**
LIABILITIES	
Total AP and Accrued Expenses	34
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	62
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(69)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**27**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	154
All Other Long Term Liabilities	-
Long Term Liabilities	**154**
Total Liabilities	**181**

EQUITY

Common Stock Total	(365,201)
Common Stock in Treasury Total	-
Additional Paid in Capital	3,962,151
Accumulated Other Comprehensive Income/(Loss)	(534,035)
Total Retained Earnings	(1,379,528)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,683**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,683**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,864**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Riga, AS
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	259
Corporate Services	455
Global Information Services	13
Market Technology Revenues	0
Other Revenues	615
Total Revenues	**1,343**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,343**
Operating Expenses:	
Compensation and Benefits	386
Marketing and Advertising	20
Depr and Amortization	9
Professional and Contract Services	123
Computer Ops and Data Communication	102
Occupancy	34
Regulatory	26
General Administrative and Other	64
Merger Related Expenses Total	0
Total Operating Expenses	**765**
Operating Income	**578**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	578
Income Tax Provisions	79
Net Income	499
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	499

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	7,957
Investments	37,821
Total Receivables - Net	20,155
Current Restricted Cash	-
Other Current Assets	146,640
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**212,573**
Long Term Assets:	
Total Property and Equipment - Net	1,713
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	2,594
Other Long Term Assets	6
Total Long Term Assets	**4,314**
Total Assets	**216,886**
LIABILITIES	
Total AP and Accrued Expenses	27,005
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	11,160
Deferred Revenue	2,535
Current Portion Capital Leases	-
Other Accrued Liabilities	8,123
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**48,823**
Total Long Term Debt	-
Non Current Deferred Tax Liability	175
Non-current deferred revenue	18,665
All Other Long Term Liabilities	-
Long Term Liabilities	**18,840**
Total Liabilities	**67,663**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	12,973,557
Accumulated Other Comprehensive Income/(Loss)	(32,937,198)
Total Retained Earnings	169,187,411
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**149,224**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**149,224**
Total Liabilities Non Controlling Interest and Stockholders Equity	**216,886**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	79,897
Corporate Services	41,392
Global Information Services	45,907
Market Technology Revenues	19,326
Other Revenues	3,431
Total Revenues	**189,952**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**189,952**
Operating Expenses:	
Compensation and Benefits	24,035
Marketing and Advertising	1,162
Depr and Amortization	307
Professional and Contract Services	10,617
Computer Ops and Data Communication	28,702
Occupancy	1,523
Regulatory	574
General Administrative and Other	6,278
Merger Related Expenses Total	277
Total Operating Expenses	**73,474**
Operating Income	**116,478**
Total Interest Income	(113)
Total Interest Expense	(1)
Dividend and Investment Income	(10,957)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(10,996)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**105,368**
Income Tax Provisions	**17,156**
Net Income	**88,213**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	88,213

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Tallinn AS
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	182
Investments	-
Total Receivables - Net	54
Current Restricted Cash	-
Other Current Assets	3,314
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**3,550**
Long Term Assets:	
Total Property and Equipment - Net	7
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	12
Other Long Term Assets	408
Total Long Term Assets	**427**
Total Assets	**3,978**
LIABILITIES	
Total AP and Accrued Expenses	14
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	91
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(1)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**104**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	62
All Other Long Term Liabilities	-
Long Term Liabilities	**62**
Total Liabilities	**165**

EQUITY

Common Stock Total	799
Common Stock in Treasury Total	-
Additional Paid in Capital	11,129,950
Accumulated Other Comprehensive Income/(Loss)	(465,763)
Total Retained Earnings	(6,852,725)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**3,812**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,812**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,978**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Tallinn AS
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	237
Corporate Services	348
Global Information Services	66
Market Technology Revenues	0
Other Revenues	643
Total Revenues	**1,294**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,294**
Operating Expenses:	
Compensation and Benefits	336
Marketing and Advertising	43
Depr and Amortization	5
Professional and Contract Services	148
Computer Ops and Data Communication	78
Occupancy	55
Regulatory	9
General Administrative and Other	51
Merger Related Expenses Total	0
Total Operating Expenses	**726**
Operating Income	**568**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	568
Income Tax Provisions	75
Net Income	493
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	493

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	2,950
Investments	-
Total Receivables - Net	33,692
Current Restricted Cash	-
Other Current Assets	(23,404)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**13,237**
Long Term Assets:	
Total Property and Equipment - Net	70,303
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	7,737
Other Long Term Assets	448,498
Total Long Term Assets	**526,538**
Total Assets	**539,775**
LIABILITIES	
Total AP and Accrued Expenses	4,944
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	15,964
Deferred Revenue	28,991
Current Portion Capital Leases	-
Other Accrued Liabilities	3,988
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**53,887**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	59,497
All Other Long Term Liabilities	105,100
Long Term Liabilities	**164,597**
Total Liabilities	**218,484**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	82,785,585
Accumulated Other Comprehensive Income/(Loss)	19,025,214
Total Retained Earnings	219,479,890
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**321,291**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**321,291**
Total Liabilities Non Controlling Interest and Stockholders Equity	**539,775**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	172,364
Other Revenues	6,240
Total Revenues	**178,604**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**178,604**
Operating Expenses:	
Compensation and Benefits	44,442
Marketing and Advertising	980
Depr and Amortization	12,424
Professional and Contract Services	48,867
Computer Ops and Data Communication	17,710
Occupancy	7,658
Regulatory	0
General Administrative and Other	9,807
Merger Related Expenses Total	1,274
Total Operating Expenses	**143,162**
Operating Income	**35,442**
Total Interest Income	7
Total Interest Expense	(2,408)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	975
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	34,016
Income Tax Provisions	**6,934**
Net Income	**27,082**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	27,082

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	292
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	810
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**1,102**
Long Term Assets:	
Total Property and Equipment - Net	399
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**399**
Total Assets	**1,501**
LIABILITIES	
Total AP and Accrued Expenses	96
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	149
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(21)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**223**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**223**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	703,154
Accumulated Other Comprehensive Income/(Loss)	(234,637)
Total Retained Earnings	809,330
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,278**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,278**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,501**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,502
Total Revenues	**1,502**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,502**
Operating Expenses:	
Compensation and Benefits	1,129
Marketing and Advertising	0
Depr and Amortization	22
Professional and Contract Services	10
Computer Ops and Data Communication	70
Occupancy	74
Regulatory	0
General Administrative and Other	129
Merger Related Expenses Total	0
Total Operating Expenses	**1,434**
Operating Income	**67**
Total Interest Income	9
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**76**
Income Tax Provisions	**30**
Net Income	**46**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**46**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	138
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	3,406
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**3,544**
Long Term Assets:	
Total Property and Equipment - Net	4
Goodwill	429
Other Intangibles	27
Non Current Deferred Taxes	-
Other Long Term Assets	239
Total Long Term Assets	**699**
Total Assets	**4,243**
LIABILITIES	
Total AP and Accrued Expenses	12
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	139
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	51
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**202**
Total Long Term Debt	-
Non Current Deferred Tax Liability	58
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**58**
Total Liabilities	**260**

EQUITY

Common Stock Total	52
Common Stock in Treasury Total	-
Additional Paid in Capital	5,621,900
Accumulated Other Comprehensive Income/(Loss)	(6,134,151)
Total Retained Earnings	4,494,788
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**3,983**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,983**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,243**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	932
Total Revenues	**932**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**932**
Operating Expenses:	
Compensation and Benefits	488
Marketing and Advertising	0
Depr and Amortization	34
Professional and Contract Services	87
Computer Ops and Data Communication	4
Occupancy	14
Regulatory	0
General Administrative and Other	177
Merger Related Expenses Total	0
Total Operating Expenses	**804**
Operating Income	**128**
Total Interest Income	52
Total Interest Expense	(6)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	174
Income Tax Provisions	**85**
Net Income	**90**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**90**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Italy S.r.l.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	131
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	1,301
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**1,433**
Long Term Assets:	
Total Property and Equipment - Net	17
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**17**
Total Assets	**1,450**
LIABILITIES	
Total AP and Accrued Expenses	39
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	406
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	5
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**449**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**449**

EQUITY

Common Stock Total	573
Common Stock in Treasury Total	-
Additional Paid in Capital	148,757
Accumulated Other Comprehensive Income/(Loss)	(477,810)
Total Retained Earnings	1,328,568
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,000**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,000**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,450**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Italy S.r.l.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,378
Total Revenues	**1,378**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,378**
Operating Expenses:	
Compensation and Benefits	955
Marketing and Advertising	20
Depr and Amortization	5
Professional and Contract Services	21
Computer Ops and Data Communication	6
Occupancy	63
Regulatory	0
General Administrative and Other	152
Merger Related Expenses Total	0
Total Operating Expenses	**1,222**
Operating Income	**156**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	156
Income Tax Provisions	**5**
Net Income	**152**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	152

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology (Japan) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	39
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	167
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**206**
Long Term Assets:	
Total Property and Equipment - Net	160
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	517
Total Long Term Assets	**677**
Total Assets	**882**
LIABILITIES	
Total AP and Accrued Expenses	30
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	171
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(32)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**169**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**169**

EQUITY

Common Stock Total	(1)
Common Stock in Treasury Total	-
Additional Paid in Capital	841,059
Accumulated Other Comprehensive Income/(Loss)	(167,542)
Total Retained Earnings	39,522
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**713**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**713**
Total Liabilities Non Controlling Interest and Stockholders Equity	**882**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology (Japan) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	1
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	2,111
Total Revenues	**2,112**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**2,112**
Operating Expenses:	
Compensation and Benefits	1,587
Marketing and Advertising	32
Depr and Amortization	37
Professional and Contract Services	34
Computer Ops and Data Communication	0
Occupancy	170
Regulatory	0
General Administrative and Other	228
Merger Related Expenses Total	0
Total Operating Expenses	**2,087**
Operating Income	**25**
Total Interest Income	0
Total Interest Expense	(2)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	23
Income Tax Provisions	(27)
Net Income	**50**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**50**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	110
Investments	-
Total Receivables - Net	40
Current Restricted Cash	-
Other Current Assets	(26)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**123**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**0**
Total Assets	**124**
LIABILITIES	
Total AP and Accrued Expenses	3
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	54
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	1
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**59**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**59**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	43,212
Accumulated Other Comprehensive Income/(Loss)	(15,857)
Total Retained Earnings	37,951
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**65**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**65**
Total Liabilities Non Controlling Interest and Stockholders Equity	**124**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	604
Total Revenues	**604**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**604**
Operating Expenses:	
Compensation and Benefits	541
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	31
Computer Ops and Data Communication	0
Occupancy	2
Regulatory	0
General Administrative and Other	7
Merger Related Expenses Total	0
Total Operating Expenses	**581**
Operating Income	**23**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	23
Income Tax Provisions	6
Net Income	17
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	17

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	34,460
Investments	19,488
Total Receivables - Net	7,157
Current Restricted Cash	-
Other Current Assets	106,342
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**167,446**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	747,248
Total Long Term Assets	**747,248**
Total Assets	**914,694**
LIABILITIES	
Total AP and Accrued Expenses	163
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	395
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(17,539)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**(16,980)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	43
Long Term Liabilities	**43**
Total Liabilities	**(16,937)**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	968,172,567
Accumulated Other Comprehensive Income/(Loss)	(73,108,745)
Total Retained Earnings	36,566,881
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**931,631**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**931,631**
Total Liabilities Non Controlling Interest and Stockholders Equity	**914,694**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	(0)
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	409
Total Revenues	**409**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**409**
Operating Expenses:	
Compensation and Benefits	1,290
Marketing and Advertising	10
Depr and Amortization	0
Professional and Contract Services	93
Computer Ops and Data Communication	245
Occupancy	97
Regulatory	0
General Administrative and Other	(1,478)
Merger Related Expenses Total	0
Total Operating Expenses	**257**
Operating Income	**152**
Total Interest Income	8,685
Total Interest Expense	(3,824)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	1,675
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**6,689**
Income Tax Provisions	**1,490**
Net Income	**5,199**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**5,199**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	638
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	2,585
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**3,223**
Long Term Assets:	
Total Property and Equipment - Net	1,948
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	57
Other Long Term Assets	-
Total Long Term Assets	**2,005**
Total Assets	**5,228**
LIABILITIES	
Total AP and Accrued Expenses	226
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,076
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(53)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**1,249**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,249**

EQUITY

Common Stock Total	1,255,831
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	123,462
Total Retained Earnings	2,600,356
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**3,980**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,980**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,228**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	7,878
Other Revenues	9,081
Total Revenues	**16,958**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**16,958**
Operating Expenses:	
Compensation and Benefits	7,754
Marketing and Advertising	38
Depr and Amortization	272
Professional and Contract Services	1,030
Computer Ops and Data Communication	780
Occupancy	1,492
Regulatory	0
General Administrative and Other	3,033
Merger Related Expenses Total	8
Total Operating Expenses	**14,406**
Operating Income	**2,552**
Total Interest Income	0
Total Interest Expense	(3)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,549
Income Tax Provisions	**496**
Net Income	**2,053**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,053**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Netherlands B.V.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	2
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	(346)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**(343)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	(5,857)
Total Long Term Assets	**(5,857)**
Total Assets	**(6,200)**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**

EQUITY

Common Stock Total	(279)
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,620,263)
Accumulated Other Comprehensive Income/(Loss)	(1,240,133)
Total Retained Earnings	(339,501)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	(6,200)
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	(6,200)
Total Liabilities Non Controlling Interest and Stockholders Equity	(6,200)

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Netherlands B.V.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**1**
Operating Income	**(1)**
Total Interest Income	0
Total Interest Expense	(3)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(4)**
Income Tax Provisions	**0**
Net Income	**(4)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(4)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Netherlands Holding B.V.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	106
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	(42,366)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**(42,260)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	152,740
Total Long Term Assets	**152,740**
Total Assets	**110,480**
LIABILITIES	
Total AP and Accrued Expenses	9
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(2)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**7**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**7**

EQUITY

Common Stock Total	23,740
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,794,910)
Accumulated Other Comprehensive Income/(Loss)	86,761,998
Total Retained Earnings	28,481,930
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**110,473**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**110,473**
Total Liabilities Non Controlling Interest and Stockholders Equity	**110,480**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Netherlands Holding B.V.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	21
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	8
Merger Related Expenses Total	0
Total Operating Expenses	**28**
Operating Income	**(28)**
Total Interest Income	0
Total Interest Expense	(309)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(337)**
Income Tax Provisions	**0**
Net Income	**(337)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(337)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	42
Investments	-
Total Receivables - Net	16,690
Current Restricted Cash	-
Other Current Assets	148,244
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**164,976**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	1,516
Total Long Term Assets	**1,516**
Total Assets	**166,491**
LIABILITIES	
Total AP and Accrued Expenses	23,425
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	1,219
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**24,644**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**24,644**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	243,430,377
Accumulated Other Comprehensive Income/(Loss)	(163,160,460)
Total Retained Earnings	61,577,890
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**141,848**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**141,848**
Total Liabilities Non Controlling Interest and Stockholders Equity	**166,491**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	3
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	732
Merger Related Expenses Total	0
Total Operating Expenses	**736**
Operating Income	**(736)**
Total Interest Income	2,538
Total Interest Expense	(18)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,785
Income Tax Provisions	**315**
Net Income	**1,469**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	1,469

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	158
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	414,206
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**414,364**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	243,414
Total Long Term Assets	**243,414**
Total Assets	**657,778**
LIABILITIES	
Total AP and Accrued Expenses	1,764
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	57
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**1,821**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,821**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	699,633,738
Accumulated Other Comprehensive Income/(Loss)	(41,432,181)
Total Retained Earnings	(2,244,751)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**655,957**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**655,957**
Total Liabilities Non Controlling Interest and Stockholders Equity	**657,778**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	3
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**4**
Operating Income	**(4)**
Total Interest Income	62
Total Interest Expense	(17)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	41
Income Tax Provisions	**(4)**
Net Income	**44**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**44**

Nasdaq, Inc.
Unconsolidated Balance Sheet -PerTrac Financial Solutions Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	36
Investments	-
Total Receivables - Net	521
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**557**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**557**
LIABILITIES	
Total AP and Accrued Expenses	18
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**18**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**18**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	539,325
Accumulated Other Comprehensive Income/(Loss)	(681)
Total Retained Earnings	4
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**539**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**539**
Total Liabilities Non Controlling Interest and Stockholders Equity	**557**

Nasdaq, Inc.
Unconsolidated Statement of Income -PerTrac Financial Solutions Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	(0)
Merger Related Expenses Total	0
Total Operating Expenses	**(0)**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	99
Current Restricted Cash	-
Other Current Assets	1,706
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**1,804**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**1,804**
LIABILITIES	
Total AP and Accrued Expenses	136
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	58
Deferred Revenue	25
Current Portion Capital Leases	-
Other Accrued Liabilities	4
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**223**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	1
Long Term Liabilities	**1**
Total Liabilities	**224**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(334,718)
Total Retained Earnings	1,915,027
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,580**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,580**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,804**

Nasdaq, Inc.
Unconsolidated Statement of Income -Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	7
Global Information Services	0
Market Technology Revenues	0
Other Revenues	755
Total Revenues	**762**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**764**
Operating Expenses:	
Compensation and Benefits	559
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	38
Computer Ops and Data Communication	1
Occupancy	62
Regulatory	0
General Administrative and Other	46
Merger Related Expenses Total	0
Total Operating Expenses	**706**
Operating Income	**59**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	59
Income Tax Provisions	**8**
Net Income	**51**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	51

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS (Asia) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	271
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	1,670
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**1,941**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	76
Other Long Term Assets	-
Total Long Term Assets	**76**
Total Assets	**2,017**
LIABILITIES	
Total AP and Accrued Expenses	6
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	138
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**144**
Total Long Term Debt	-
Non Current Deferred Tax Liability	115
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**115**
Total Liabilities	**259**

EQUITY

Common Stock Total	(269,542)
Common Stock in Treasury Total	-
Additional Paid in Capital	583,251
Accumulated Other Comprehensive Income/(Loss)	(358,729)
Total Retained Earnings	1,802,703
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,758**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,758**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,017**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS (Asia) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	681
Other Revenues	0
Total Revenues	**681**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**681**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	529
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	44
Merger Related Expenses Total	0
Total Operating Expenses	**573**
Operating Income	**107**
Total Interest Income	27
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	134
Income Tax Provisions	27
Net Income	107
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	107

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	5,382
Investments	-
Total Receivables - Net	9,318
Current Restricted Cash	-
Other Current Assets	50,049
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**64,749**
Long Term Assets:	
Total Property and Equipment - Net	7,184
Goodwill	12,477
Other Intangibles	-
Non Current Deferred Taxes	240
Other Long Term Assets	22,197
Total Long Term Assets	**42,098**
Total Assets	**106,846**
LIABILITIES	
Total AP and Accrued Expenses	1,307
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,367
Deferred Revenue	394
Current Portion Capital Leases	-
Other Accrued Liabilities	115
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**3,184**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	4,220
Long Term Liabilities	**4,220**
Total Liabilities	**7,403**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,487,212
Accumulated Other Comprehensive Income/(Loss)	(3,685,225)
Total Retained Earnings	100,641,150
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**99,443**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**99,443**
Total Liabilities Non Controlling Interest and Stockholders Equity	**106,846**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	62,974
Other Revenues	0
Total Revenues	**62,974**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	(5)
Total Cost of Revenues	**(5)**
Revenues less Cost of Revenues	**62,968**
Operating Expenses:	
Compensation and Benefits	6,241
Marketing and Advertising	15
Depr and Amortization	2,133
Professional and Contract Services	8,730
Computer Ops and Data Communication	8,582
Occupancy	529
Regulatory	0
General Administrative and Other	120
Merger Related Expenses Total	468
Total Operating Expenses	**26,817**
Operating Income	**36,151**
Total Interest Income	994
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	37,146
Income Tax Provisions	**10,596**
Net Income	**26,549**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**26,549**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	1,609
Investments	-
Total Receivables - Net	1,724
Current Restricted Cash	-
Other Current Assets	1,999
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**5,331**
Long Term Assets:	
Total Property and Equipment - Net	7,247
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	2,215
Other Long Term Assets	314
Total Long Term Assets	**9,776**
Total Assets	**15,107**
LIABILITIES	
Total AP and Accrued Expenses	147
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,991
Deferred Revenue	7,599
Current Portion Capital Leases	-
Other Accrued Liabilities	(369)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**9,368**
Total Long Term Debt	-
Non Current Deferred Tax Liability	3,497
Non-current deferred revenue	(885)
All Other Long Term Liabilities	312
Long Term Liabilities	**2,924**
Total Liabilities	**12,292**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,367,144
Accumulated Other Comprehensive Income/(Loss)	(62,707)
Total Retained Earnings	1,511,332
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**2,816**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,816**
Total Liabilities Non Controlling Interest and Stockholders Equity	**15,107**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	9,738
Other Revenues	8,510
Total Revenues	**18,248**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**18,248**
Operating Expenses:	
Compensation and Benefits	8,161
Marketing and Advertising	14
Depr and Amortization	1,122
Professional and Contract Services	5,756
Computer Ops and Data Communication	2,135
Occupancy	(45)
Regulatory	0
General Administrative and Other	608
Merger Related Expenses Total	155
Total Operating Expenses	**17,906**
Operating Income	**343**
Total Interest Income	35
Total Interest Expense	(1)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	377
Income Tax Provisions	**(408)**
Net Income	**785**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**785**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Sybenetix Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	160
Investments	-
Total Receivables - Net	255
Current Restricted Cash	-
Other Current Assets	(985)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**(570)**
Long Term Assets:	
Total Property and Equipment - Net	16
Goodwill	-
Other Intangibles	22,341
Non Current Deferred Taxes	-
Other Long Term Assets	47
Total Long Term Assets	**22,404**
Total Assets	**21,834**
LIABILITIES	
Total AP and Accrued Expenses	(2)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	222
Deferred Revenue	297
Current Portion Capital Leases	-
Other Accrued Liabilities	40
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**556**
Total Long Term Debt	-
Non Current Deferred Tax Liability	4,245
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**4,245**
Total Liabilities	**4,801**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	18,207,166
Accumulated Other Comprehensive Income/(Loss)	(61,956)
Total Retained Earnings	(1,112,039)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**17,033**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**17,033**
Total Liabilities Non Controlling Interest and Stockholders Equity	**21,834**

Nasdaq, Inc.
Unconsolidated Statement of Income -Sybenetix Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	139
Other Revenues	0
Total Revenues	**139**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**139**
Operating Expenses:	
Compensation and Benefits	416
Marketing and Advertising	0
Depr and Amortization	782
Professional and Contract Services	123
Computer Ops and Data Communication	3
Occupancy	7
Regulatory	0
General Administrative and Other	37
Merger Related Expenses Total	29
Total Operating Expenses	**1,398**
Operating Income	**(1,259)**
Total Interest Income	0
Total Interest Expense	(2)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(1,261)
Income Tax Provisions	**(149)**
Net Income	**(1,112)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(1,112)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -TopQ Software Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	52
Investments	-
Total Receivables - Net	354
Current Restricted Cash	-
Other Current Assets	25
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**431**
Long Term Assets:	
Total Property and Equipment - Net	33
Goodwill	2,249
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**2,282**
Total Assets	**2,713**
LIABILITIES	
Total AP and Accrued Expenses	3,134
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	7
Deferred Revenue	(0)
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**3,142**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	7
Long Term Liabilities	**7**
Total Liabilities	**3,149**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(8,271)
Total Retained Earnings	(427,360)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	(436)
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	(436)
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,713**

Nasdaq, Inc.
Unconsolidated Statement of Income -TopQ Software Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	4
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**4**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**4**
Operating Expenses:	
Compensation and Benefits	325
Marketing and Advertising	58
Depr and Amortization	2
Professional and Contract Services	0
Computer Ops and Data Communication	14
Occupancy	9
Regulatory	0
General Administrative and Other	23
Merger Related Expenses Total	0
Total Operating Expenses	**431**
Operating Income	**(427)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(427)**
Income Tax Provisions	**0**
Net Income	**(427)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(427)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -TOM Broker B.V.
(in thousands, unaudited)

Notes: not in HFM - indirect ownership through TOM Holding N.V.
(exited our investment in 2017)

Nasdaq, Inc.
Unconsolidated Balance Sheet -TOM B.V.
(in thousands, unaudited)

Notes: not in HFM - indirect ownership through TOM Holding N.V.
(exited our investment in 2017)

Nasdaq, Inc.
Unconsolidated Balance Sheet -TOM Holding N.V.
(in thousands, unaudited)

Notes: not in HFM - not a fully owned entity (exited our investment in 2017)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Whittaker & Garnier Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	14
Investments	-
Total Receivables - Net	2,561
Current Restricted Cash	-
Other Current Assets	6
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**2,581**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,492
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**1,492**
Total Assets	**4,072**
LIABILITIES	
Total AP and Accrued Expenses	4,163
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**4,163**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**4,163**

EQUITY

Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(2,798)
Total Retained Earnings	(87,784)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(91)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(91)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,072**

Nasdaq, Inc.
Unconsolidated Statement of Income -Whittaker & Garnier Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	(78)
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**(78)**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**(78)**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	6
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	4
Merger Related Expenses Total	0
Total Operating Expenses	**10**
Operating Income	**(88)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**(88)**
Income Tax Provisions	**0**
Net Income	**(88)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	
	(88)

Nasdaq ISE, LLC

FORM 1 – Amendment of June 28, 2018

EXHIBIT I

FINANCIAL STATEMENTS

Nasdaq ISE, LLC
Year Ended December 31, 2017
With Report of Independent Auditors

Nasdaq ISE, LLC

Financial Statements

Year Ended December 31, 2017

Contents



Ernst & Young LLP
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Report of Independent Auditors

The Board of Directors and Member
Nasdaq ISE, LLC

We have audited the accompanying financial statements of Nasdaq ISE, LLC which comprise the balance sheet as of December 31, 2017, and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nasdaq ISE, LLC at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

June 28, 2018

Nasdaq ISE, LLC

Balance Sheet
(In Thousands)

December 31, 2017

Assets

Receivables, net of reserve for uncollectible accounts	$	10,253
Receivable from Nasdaq, Inc.		91,183
Investment in the OCC		34,868
Property and equipment, net		8,395
Deferred tax asset		3,945
Other assets		4,859
Total assets	$	153,503

Liabilities and stockholder's equity

Accounts payable and accrued expenses	$	11,597
Deferred compensation obligation		11,179
Section 31 fees payable to the SEC		3,241
Deferred revenue		1,955
Other accrued liabilities		1,481
Other liabilities		4,695
Total liabilities		34,148

Member's equity:

Total member's equity		119,355
Total liabilities and member's equity	$	153,503

See accompanying notes to these financial statements.

Nasdaq ISE, LLC

Statement of Income
(In Thousands)

Year Ended December 31, 2017

Revenues		
Transaction services	$	161,577
Trade management services		20,746
Information services		12,560
Other revenue		2,172
Total revenues		197,055
Cost of revenues		
Transaction rebates		(90,872)
Exchange fees		(10,544)
Total cost of revenues		(101,416)
Revenues less transaction rebates and exchange fees		95,639
Operating expenses		
Compensation and benefits		8,961
Depreciation and amortization		2,109
Professional and contract services		630
Computer operations and data communication		5,938
Occupancy		2,635
Regulatory fees		1,254
Merger related expenses		15,255
General, administration, and other		1,165
Total operating expenses		37,947
Operating income		57,692
Investment income		357
Income from investment in OCC		6,341
Net income before income tax expense		64,390
Provision for income taxes		(26,563)
Net income	$	37,827

See accompanying notes to these financial statements.

Nasdaq ISE, LLC

Statement of Changes in Member's Equity
(In Thousands)

Year Ended December 31, 2017

Balance at December 31, 2016	$	81,528
Net income		37,827
Balance at December 31, 2017	$	119,355

See accompanying notes to these financial statements.

Nasdaq ISE, LLC

Statement of Cash Flows
(In Thousands)

Year Ended December 31, 2017

Cash flows from operating activities		
Net income	$	37,827
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		2,109
Income from investment in OCC		(6,341)
Loss on disposal of fixed assets		3,677
Deferred taxes, net		15,301
Net change in operating assets and liabilities:		
Receivables, net of reserve for uncollectible accounts		4,107
Receivable from Nasdaq, Inc.		(37,181)
Investment in OCC		5,123
Other current assets and other assets		5,011
Accounts payable and accrued expenses		5,880
Deferred compensation obligation		(28,720)
Section 31 fees payable to the SEC		74
Deferred revenue		(3,381)
Other accrued liabilities and other liabilities		(872)
Net cash provided by operating activities		2,614
Cash flows from investing activities		
Purchases of property and equipment		(2,828)
Net cash used in investing activities		(2,828)
Net change in cash and cash equivalents		(214)
Cash and cash equivalents at beginning of period		214
Cash and cash equivalents at end of period	$	-
Supplemental disclosure of cash flow information		
Cash paid during the year:		
Income taxes, primarily to Nasdaq, Inc.	$	11,262
Interest	$	-

See accompanying notes to these financial statements.

Nasdaq ISE, LLC

Notes to Financial Statements

December 31, 2017

1. Nature of Operations

Nasdaq ISE, LLC ("ISE" or the "Exchange"), formerly known as International Securities Exchange, LLC, is a wholly-owned subsidiary of International Securities Exchange Holdings, Inc. ("ISE Holdings" or the "Parent"). ISE Holdings is the sole member of the Exchange and its liability is limited to the balance of the capital account. ISE Holdings is a wholly owned subsidiary of U.S. Exchange Holdings, Inc. which is a wholly owned subsidiary of Nasdaq, Inc. ("NASDAQ"). On June 30, 2016, U.S. Exchange Holdings, Inc. was acquired by NASDAQ ("the Acquisition").

The Exchange is a fully electronic exchange for equity and index options and related services utilizing a market structure which combines the efficiencies of electronic trading with auction market principles. The Exchange provides facilities for the trading of equity option and index option products for its members. ISE was founded in September 1997 and received regulatory approval to become a national securities exchange in February 2000 and, in May 2000, formally commenced trading. As a Self-Regulatory Organization ("SRO"), ISE is committed to advancing market integrity through the enforcement of the Securities and Exchange Commission's ("SEC") Federal Securities Laws and Exchange Rules. ISE is subject to regulatory oversight by the SEC.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

The accompanying financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the period presented. These adjustments are of a normal recurring nature.

Use of Estimates

The preparation of the Exchange's financial statements in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Receivables, Net of Reserve for Uncollectible Accounts

The Exchange's receivables are primarily related to monthly transaction fees. Receivables are shown net of reserves for uncollectible accounts. The reserve for uncollectible accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. The reserve is increased by the provision for bad debts which is charged against operating results and decreased by the amount of charge-offs, net of recoveries.

The amount charged against operating results is based on several factors including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and the Exchange's historical experience with the particular customer. In circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), ISE records a specific provision for bad debts against amounts due in order to reduce the receivable to the amount we reasonably believe will be collected. Due to changing economic, business and market conditions, the Exchange reviews the allowance for uncollectible accounts monthly and makes changes to the reserve through the provision for bad debts as appropriate. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to pay), the Exchange's estimates of recoverability could be reduced by a material amount. There was no allowance netted against receivables on the Balance Sheet at December 31, 2017.

Equity Method Investments

In general, the equity method of accounting is used when ISE owns 20% to 50% of the outstanding voting stock of a company and when ISE is able to exercise significant influence over the operating and financial policies of a company. ISE has an investment in which it has determined that it has significant influence and as such accounts for the investment under the equity method of accounting. ISE records its pro-rata share of earnings or losses each period and records any dividends as a reduction in the investment balance. ISE evaluates its equity method investment for other-than-temporary declines in value by considering a variety of factors such as the earnings capacity of the investment and the fair value of the investment compared to its carrying amount. In addition, for investments where the market value is readily determinable, ISE considers the underlying stock price. If the estimated fair value of the investment is less than the carrying amount and management considers the decline in value to be other than temporary, the excess of the carrying amount over the estimated fair value is recognized in the financial statements as an impairment. See Note 3, "Equity Method Investment" for further discussion of ISE's equity method investments.

2. Summary of Significant Accounting Policies (continued)

Property and Equipment, Net of Accumulated Depreciation

Property and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is provided using the straight-line method over five to ten years. Depreciation of data processing equipment is provided using the straight-line method over two to five years. Depreciation of capitalized software is provided using the straight-line method over three to five years. Leasehold improvements are amortized over the lesser of the lease term or its estimated useful life.

The Exchange also assesses potential impairments to its property and equipment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of property and equipment is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying amount of the related asset and a charge to operating results.

Long-Term Deferred Compensation Plan

Under the terms of the Long-Term Deferred Compensation Plan, eligible employees are awarded a deferred incentive bonus in which the Exchange will invest its own funds, on behalf of the employee, in amounts equal to the investment choices as designated by the plan participant. The investments held through an irrevocable grantor trust were in several mutual funds. As of December 31, 2017, investments are classified as *Other assets* on the Balance Sheet, with realized and unrealized gains or losses reported in *Investment income* on the Statement of Income. The deferred compensation obligations are classified as liabilities and adjusted with a corresponding charge or credit to compensation and benefits expense to reflect the fair value of the amount owed to the employees.

Revenue Recognition

Transaction Services

Derivative trading revenues are variable, based on traded volumes, and recognized when executed. The principal types of derivative contracts traded on the Exchange are equity options and index options. Derivative trading revenues from transactions are recorded on a gross basis in revenues and related expenses are recorded as cost of revenues, as ISE has certain risk associated with trade execution. Nasdaq Execution Services, LLC ("NES"), an SEC registered broker-dealer and wholly owned subsidiary of NASDAQ, operates as ISE's routing broker-dealer for

2. Summary of Significant Accounting Policies (continued)

sending orders to other venues for execution in accordance with member order instructions and requirements. Derivative trading revenues are recorded within *Transaction services* on the Statement of Income.

Transaction rebates are paid on certain option trades to incentivize market participants to send options order flow to the exchange and these credits are recorded as *Transaction rebates* on the Statement of Income. These transaction rebates are paid on a monthly basis and are included as a reduction of *Receivables, net of reserve for uncollectible accounts* on the Balance Sheet. Transaction rebates related to derivative trading were $90.9 million for the year ended December 31, 2017.

Also, ISE pays Section 31 fees to the SEC for supervision and regulation of securities markets. The fees are billed on a settlement date basis and collected by the Options Clearing Corporation ("OCC"). The Exchange passes these costs along to its customers through its derivative trading fees. ISE assesses the fees as a pass-through charge from organizations executing eligible trades and recognizes this amount in *Exchange fees* on the Statement of Income when incurred. Section 31 fees receivable are included in *Receivables, net of reserve for uncollectible accounts* on the Balance Sheet, at the time of billing and, as required by law, the amount due to the SEC is remitted semiannually and recorded as *Section 31 fees payable* to the SEC on the Balance Sheet until paid. Since the amount recorded in transaction services revenues is equal to the amount recorded in cost of revenues, there is no impact on its *Revenues less transaction rebates and exchange fees* on the Statement of Income.

Trade Management Services

Trade management services are comprised of revenues earned for connectivity and access to the Exchange, revenue from the sale of Competitive Market Maker ("CMM") trading rights, fees for the use of the Exchange's communication network equipment and trading software, and regulatory and administrative fees. Connectivity, access and communication fees and equipment and trading software fees are recognized on a monthly basis based upon a specific fixed fee for each service. Revenue from the sale of CMM trading rights is deferred and recognized on a straight-line basis over their useful life, estimated at 14 years. Administrative fees are charged and recognized as earned. Regulatory fees are predominately charged on a trade date basis.

2. Summary of Significant Accounting Policies (continued)

Information Services

Information services includes market data revenues and index licensing revenues. Market data revenues are earned from the sale of the Exchange's trade and quote information through the Options Price Reporting Authority, LLC ("OPRA") as well as from real time and historical data feeds sold directly to exchange members. The Exchange earns a portion of OPRA's net income based on its pro rata share of industry volume. OPRA revenue is recorded monthly on a trade date basis and other market data revenues are charged and recognized on a monthly or quarterly basis when earned.

The Exchange develops and licenses ISE branded indexes. Revenue consists of license fees from these branded, asset-based indexes. Asset-based licenses are also generally long-term agreements. Customers are charged based on a percentage of assets under management for licensed products, per the agreement, on a monthly or quarterly basis. These revenues are recorded on a monthly or quarterly basis over the term of the license agreement.

Other Revenue

Other revenue is primarily composed of regulatory fees, which include fines, from parties that are members of the Exchange. Fines are recognized as they are assessed to the member.

Merger Costs

On June 30, 2016, ISE, as a subsidiary of U.S. Exchange Holdings, Inc., was acquired by NASDAQ. The completion of the Acquisition has resulted in expenses the Exchange would not have otherwise incurred. The following table presents a summary of the 2017 merger costs in the Statement of Income for the year ended December 31, 2017 (in thousands):

Asset impairments	$	3,677
Sublease loss reserve		6,213
Other		5,365
	$	15,255

Asset impairment charges of $4.6 million primarily related to capitalized software that was retired as part of the Acquisition. The sublease loss reserve charge pertained to the consolidation of leased facilities.

Nasdaq ISE, LLC

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Exchange's operating results are included in the consolidated federal income tax return and certain state income tax returns filed by NASDAQ. The Exchange uses the asset and liability method to provide income taxes on all transactions recorded in its financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that are expected to be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure unrecognized tax benefits, the Exchange determines whether a tax position is more-likely-than-not to be sustained upon examination of NASDAQ, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized for the portion of its share in the consolidated financial statements. Interest and penalties related to income tax matters are recognized in the *Provision for income taxes* on the Statement of Income.

Recently Issued Accounting Pronouncements

For the year ended December 31, 2017, the Exchange has not adopted any new accounting pronouncements that had a material impact on its financial statements.

In May 2014, FASB released Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers (Topic 606)", which supersedes the revenue recognition guidance in ASC "Revenue Recognition". The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The Exchange adopted this standard on January 1, 2018. The Exchange has assessed the impact and determined the adoption of this standard has no material impact on the financial statements of the Exchange.

3. Equity Method Investment

The carrying amount of ISE's equity method investment totaled $34.9 million as of December 31, 2017 and is included in *Investment in the OCC* on the Balance Sheet. As of December 31,

3. Equity Method Investment (continued)

2017, ISE's equity method investment consisted solely of its 20% equity interest in the OCC. The net income from ISE's equity method investment was $6.3 million in 2017 and is included in *Income from investment in OCC* in the Statement of Income.

4. Property and Equipment, Net

The Exchange's property and equipment comprises the following:

	December 31, 2017
	(In Thousands)
Software, internally developed / acquired	$ 7,063
Furniture, equipment, and leasehold improvements	2,818
	9,881
Less – accumulated depreciation and amortization	(1,486)
Total property and equipment, net of accumulated depreciation	$ 8,395

The Exchange follows the provisions of ASC 350-40, *Internal-Use Software*, which requires entities to capitalize direct internal and external costs that meet certain capitalization criteria. Accordingly, the Exchange capitalized $2.0 million of costs during the year ended December 31, 2017, included in *Property and equipment, net* on the Balance Sheet. At December 31, 2017, unamortized capitalized software development was $1.1 million.

For the year ended December 31, 2017, capitalized software amortization expense was $0.2 million, while total depreciation expense relating to all other property and equipment was $1.9 million. These amounts are included in *Depreciation and amortization expense* on the Statement of Income.

5. Deferred Revenue

The Exchange has sold 50 CMM trading rights as of December 31, 2017. No trading rights were sold during the year ended December 31, 2017. The CMM trading rights were sold pursuant to purchase agreements for $1.5 million each and the corresponding revenue is deferred and recognized on a straight-line basis over 14 years. During the year ended December 31, 2017, the Exchange entered into an agreement, by and among Finnovation SA, U.S. Exchange Holdings, Inc., ISE Holdings, and Deutsche Börse in respect to an annual third party software license.

5. Deferred Revenue (continued)

Changes in deferred revenue are as follows:

Beginning balance	$ 5,336
Revenue recognized during the period	(3,381)
	$ 1,955

6. Income Taxes

The Exchange's operating results are included in the federal, state and local income tax returns filed by NASDAQ. For income tax purposes, the Exchange is disregarded as an entity separate from its indirect owner, NASDAQ, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). As a single-member LLC, the Exchange computes its provision for income taxes by applying the rate applicable to NASDAQ to the Exchange's own taxable income. With respect to each taxable period for which a consolidated or unitary return is filed by NASDAQ, which includes the Exchange, NASDAQ shall pay to and has the right to receive from the Exchange an amount based on the Exchange's stand-alone operating results using the tax rate applicable to NASDAQ.

The Tax Cuts and Jobs Act was enacted on December 22, 2017 and is effective January 1, 2018. The new legislation contains several key provisions, including a reduction of the U.S. corporate income tax rate from 35% to 21%. The Exchange is required to remeasure all our U.S. deferred tax assets and liabilities as of December 22, 2017 and record the impact of such remeasurement in our 2017 financial statements. For the year ended December 31, 2017, the Exchange recorded an increase to tax expense of $2 million, all of which reflects the estimated impact associated with the remeasurement of the net deferred tax asset at the lower U.S. federal corporate income tax rate. The Tax Cuts and Jobs Act also imposes a transition tax on unremitted aggregate accumulated earnings of non-U.S. subsidiaries. The Exchange is not subject to the transition tax.

SAB 118 has provided guidance which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. As of December 31, 2017, we have recorded a provisional estimate of the effects of the new legislation. We will continue to analyze the Tax Cuts and Jobs Act and related accounting guidance and interpretations in order to finalize any impacts within the measurement period.

Nasdaq ISE, LLC

Notes to Financial Statements (continued)

6. Income Taxes (continued)

The Exchange's income tax provision for the year ended December 31, 2017, consists of the following amounts (in thousands):

Current:		
Federal	$	8,009
State and local		3,253
Total current income taxes		11,262
Deferred:		
Federal		12,623
State and local		2,678
Total deferred income taxes		15,301
Total provision for income taxes	$	26,563

As of December 31, 2017, the net deferred tax asset balance is $3.9 million. This amount primarily relates to compensation expenses. As it is more likely than not that the deferred tax asset will be utilized in later years, no valuation allowance is required.

A reconciliation of the U.S. federal statutory rate to the Exchange's effective tax rate for the year ended December 31, 2017, is as follows:

Reconciliation of statutory U.S. federal income tax rates:	
Federal	35.0%
State taxes	5.1
Dividends received deduction	(2.2)
Change in deferred taxes due to change in tax rates	2.8
Other	0.6
Effective tax rate	41.3%

6. Income Taxes (continued)

The temporary differences, which give rise to the Exchange's deferred tax assets and (liabilities) consisted of the following:

	December 31, 2017
	(*In Thousands*)
Deferred tax assets:	
Compensation	$ 3,235
CMM trading rights	536
Sublease reserve	2,059
Other	45
Total gross deferred tax assets	5,875
Deferred tax liabilities:	
Depreciation and amortization	(1,322)
Dividends received	(441)
Other	(167)
Total gross deferred tax liabilities	(1,930)
Net deferred tax assets	$ 3,945

As of December 31, 2017, we had $2.1 million of unrecognized tax benefits (which includes interest), all of which would affect tax expense if recognized.

The Exchange recognized $53 thousand in interest related to income taxes for the year ended December 31, 2017. The Exchange accrued $91 thousand as of December 31, 2017 for interest, net of tax effect.

For periods after June 30, 2016, the Exchange's operating results are included in the consolidated federal income tax returns and applicable state and local income tax returns filed by NASDAQ. For periods prior to June 30, 2016, the Exchange's operating results were included in the federal and state and local returns filed by US Exchange Holdings, Inc. ("UES"). NASDAQ's 2016 federal and state income tax returns are subject to examination by the Internal Revenue Service ("IRS") and respective tax authorities. UES federal income tax returns for years 2012 through 2015 are currently under examination by the IRS and subject to examination for year 2016. UES state and local tax returns are currently under examination for the years 2009 through 2011, and subject to examination for years 2012 through 2016.

Nasdaq ISE, LLC

Notes to Financial Statements (continued)

7. Employee Benefits

Long-Term Deferred Compensation Plan

Employees are eligible to participate in a deferred compensation plan established to provide employees with a long-term incentive. Under the terms of the plan, eligible employees are awarded a deferred incentive bonus in which ISE will invest its own funds, on behalf of the employee, in amounts equal to the investment choices by the plan participants into the designated investments options, consisting of several mutual funds. The investment allocations constitute a deemed, not actual, investment for the participating employees. At no time does the participant have beneficial ownership in any investment; rather the allocation is used solely for purposes of adjusting the value of a participant's account based on earnings and losses resulting from the performance of the investment allocation. The investments held in a trust structured to conform to the model approved by the IRS, an irrevocable grantor's trust, and the assets of the trust are subject to the claims of ISE's general creditors. Investment gains and losses are recorded in investment income with an offsetting entry to compensation and benefits expense.

Upon vesting, amounts payable to employees are settled in cash and ISE has no further obligation. Compensation expense related to the deferred compensation plan was $1.0 million for the year ended December 31, 2017. As of December 31, 2016, $0.4 million of unrecognized compensation costs related to unvested deferred compensation plan remains to be amortized in 2018 and 2019.

Savings Plan

The Exchange also participates in a voluntary defined contribution 401(k) plan that covers substantially all of the Exchange and its subsidiary's employees. Employer contributions to this 401(k) plan were $0.3 million during the year ended December 31, 2017, and are included in *Compensation and benefit expense* on the Statement of Income. The Exchange's plan was merged into the 401(k) plan of NASDAQ effective January 1, 2017.

8. Related-Party Transactions

ISE engages in related party transactions with the Parent and its affiliates. Third party revenues earned by ISE are collected on its behalf by the Parent resulting in receivables from affiliated companies. Additionally, expenses incurred by ISE are settled on its behalf by the Parent or the Parent's other wholly-owned subsidiaries and allocated through intercompany charges resulting in payables to affiliated companies.

ISE, its Parent, and affiliates share certain services such as accounting, finance, legal, and other administrative support. Expenses related to these shared services are allocated to the Exchange

8. Related-Party Transactions (continued)

and its affiliates through intercompany charges based on an allocation model. These expenses represent amounts related to the Exchange's proportionate share of each expense incurred. Expenses allocated to the Exchange totaled $0.7 million for the year ended December 31, 2017, and are included in *General, administration, and other* on the Consolidated Statement of Income.

The Exchange incurs expenses relating to equities and options contracts routed to other external and internal venues on behalf of the Exchange by NES, a routing broker-dealer subsidiary of the Parent, resulting in payables to affiliated companies. The Exchange also earns transaction and access fees from NES for equities and options contracts routed to ISE, resulting in amounts receivable from affiliated companies. ISE assessed $25 thousand in transaction and access fees to NES for options contracts routed to ISE.

Effective June 30, 2016, the Exchange entered into a Regulatory Services Agreement ("RSA") between Nasdaq BX, Inc. ("BX"), The NASDAQ Stock Market LLC ("EXCH"), NASDAQ PHLX LLC ("PHLX"), Nasdaq GEMX, LLC ("GEMX"), and Nasdaq MRX, LLC ("MRX") that allows one SRO to use the regulatory services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

At December 31, 2017, $91.2 million remained in *Receivable from Nasdaq, Inc.* All affiliates are ultimately wholly-owned by NASDAQ. It is the intent and ability of management to settle all intercompany balances between NASDAQ and its wholly-owned subsidiaries, such as the Exchange, on a net basis, as NASDAQ serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by NASDAQ and are settled on an annual basis in accordance with NASDAQ's intercompany settlement policy, effective January 1, 2018. In 2017, the Exchange did not settle any intercompany balances. The Exchange records all transactions to and from affiliates, including tax, subject to the netting arrangement (Services Agreement) into a single account. Although there may be many individual accounts to preserve transaction detail, the reporting will reflect a single receivable or payable to NASDAQ.

9. Commitments and Contingencies

Regulatory Matters

SROs in the securities industry are an essential component of the regulatory scheme of the Securities Exchange Act of 1934 (the "Exchange Act"), for providing fair and orderly markets and protecting investors. The Exchange Act and the rules thereunder impose on the SROs many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight. In general, an SRO is responsible for regulating its members

9. Commitments and Contingencies (continued)

through the adoption and enforcement of rules and regulations governing the business conduct of its members. A Regulatory Services Agreement exists between ISE, PHLX, EXCH, BX, GEMX, and MRX that allows one SRO to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

The Exchange is subject to SEC oversight, as prescribed by the Exchange Act, including periodic and special examinations by the SEC. The Exchange is also potentially subject to regulatory or legal action by the SEC or other interested parties at any time in connection with alleged regulatory violations. The Exchange is also subject to Section 17 of the Exchange Act, which imposes record-keeping requirements, including the requirement to make records available to the SEC for examination. The Exchange has been subject to a number of routine reviews and inspections by the SEC or other third parties in the ordinary course. To the extent such actions or reviews and inspections result in regulatory or other changes, the Exchange may be required to modify the manner in which the Exchange conducts its business, which may adversely affect its business.

The Financial Industry Regulatory Authority ("FINRA") provides regulatory services to the markets operated or regulated by the Exchange, including the regulation of trading activity and surveillance and investigative functions. We have a limited direct regulatory role in conducting real-time market monitoring, certain options surveillance, rulemaking and some membership functions through NASDAQ's MarketWatch department. The Exchange refers suspicious trading behavior discovered by its regulatory staff and all other employees of the markets operated or regulated by the Exchange to FINRA for further investigation.

Under our Limitation of Liability Rule and procedures, the Exchange, subject to certain caps, provides compensation for losses directly resulting from the trading systems' actual failure to correctly process an order, quote, message or other data into our platform. The Exchange does not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable. See discussion of *Transaction services* in Note 2.

General Litigation

ISE may be involved in litigation arising in the normal course of business. ISE is not a party to any litigation that management believes could have a material adverse effect on ISE's business, financial condition, or operating results. Consequently, no legal reserve has been recorded or is deemed necessary as of December 31, 2017.

Nasdaq ISE, LLC

Notes to Financial Statements (continued)

9. Commitments and Contingencies (continued)

Operating Leases

Rental expense was $1.5 million for the year ended December 31, 2017 and is reflected in *Occupancy* on the Statement of Income.

The Exchange's minimum future annual rental obligations, exclusive of insurance, maintenance, and other costs, applicable to existing non-cancelable operating leases with third parties, are as follows (in thousands):

Year ending December 31:		
2018	$	4,015
2019		4,015
2020		2,383
2021		1,782
2022 and thereafter		-
	$	12,195

10. Risks and Uncertainties

The Exchange's market participants operate in a highly regulated industry. The SEC and other regulatory authorities could impose regulatory changes that could adversely impact the ability of its market participants to use its markets. Regulatory changes by the SEC or other regulatory authorities could result in the loss of a significant number of market participants or a reduction in trading activity on the exchange.

The markets in which ISE competes are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing products and services, the adoption of new services and products and changing customer demands. The Exchange may not be able to keep up with rapid technological and other competitive changes affecting its industry. For example, ISE must continue to enhance its electronic trading platforms to remain competitive, and its business will be negatively affected if its electronic trading platforms fail to function as expected. If ISE is unable to develop its electronic trading platforms to include other products and markets, or if its electronic trading platforms do not have the required functionality, performance, capacity, reliability and speed required by its business, as well as by its customers, it may not be able to compete successfully. Further, ISE's failure to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in

Nasdaq ISE, LLC

Notes to Financial Statements (continued)

10. Risks and Uncertainties (continued)

product development efforts, could have a material adverse effect on its business, financial condition and operating results.

ISE is exposed to credit risk related to transaction, access, and market data services that are billed to customers on a monthly basis, in arrears. ISE's potential exposure to credit losses on these transactions is represented in the receivables, net of reserve for uncollectible accounts balance on the Balance Sheet. ISE's customers are financial institutions whose ability to satisfy their contractual obligations may be impacted by volatile securities markets. On an ongoing basis, management reviews and evaluates changes in the status of the counterparty's creditworthiness. Credit losses such as those described above could adversely affect ISE's financial position and results of operations.

ISE's business is subject to extensive regulation. Under current U.S. federal securities laws, changes in the rules and operations of its markets, including its pricing structure, must be reviewed and in many cases explicitly approved by the SEC. The SEC may approve, disapprove, or recommend changes to proposals that ISE submits. In addition, the SEC may delay either the approval process or the initiation of the public comment process. Any delay in approving changes, or the altering of any proposed change, could have an adverse effect on ISE's business, financial condition and operating results. ISE must compete with other exchanges that may have lower regulation and surveillance costs than it. There is a risk that trading will shift to exchanges that charge lower fees because, among other reasons, they spend significantly less on regulation.

In 2016, the SEC approved a plan to establish a market-wide consolidated audit trail ("CAT") to improve regulators' ability to monitor trading activity. In addition to increased regulatory obligations, implementation of a consolidated audit trail could result in significant additional expenditures, including to implement any new technology to meet any plan's requirements. ISEL, in conjunction with all other national securities exchanges, has funded CAT NMS, LLC which shall create, implement, and maintain the CAT. ISEL holds unsecured promissory notes issued by CAT NMS, LLC where such notes will be repaid from proceeds from fixed fees based on message traffic generated by industry members and assessed by the CAT plan processor. At December 31, 2017, ISEL holds $1.2 million in promissory notes from CAT MNS, LLC and the amount due is included in Other assets on the Balance Sheet.

11. Fair Value of Financial Instruments

The Exchange's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Balance Sheet for *Cash and cash equivalents, Receivables, net of reserve for uncollectible accounts* and *Receivable from*

20

11. Fair Value of Financial Instruments (continued)

Nasdaq, Inc. approximate fair value due to the short term nature of these assets. The Exchange's financial liabilities, which include *Accounts payable and accrued expenses, Section 31 fees payable to the SEC* and *Other accrued liabilities,* , are reported at their contractual amounts, which approximate fair value.

The Exchange applies ASC 820, *Fair Value Measurement,* which provides guidance in using fair value to measure assets and liabilities and enhances disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are described below:

> Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities

> Level 2 – Quoted prices for instruments that are identical or similar in markets that are not active and model-driven valuations for which all significant inputs are observable, either directly or indirectly in active markets

> Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable

The hierarchy requires the use of observable market data when available. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of December 31, 2017, all of the Exchange's securities owned consist of mutual funds and are classified as Level 1 with the fair value hierarchy.

12. Subsequent Events

The Exchange has evaluated subsequent events through June 28, the date the financial statements were available to be issued, and has determined that there are no known events that require disclosure in the financial statements or accompanying notes in accordance with ASC 855, Subsequent Events.